Exhibit 99.1
James Hardie Industries SE
FY 2011 Irish Statutory Accounts

FY 2011 Irish Statutory Accounts	1

James Hardie Industries SE
Directors’ Report and
Consolidated Financial Statements
For the Year Ended 31 March 2011

FY 2011 Irish Statutory Accounts	2

James Hardie Industries SE
Table of Contents

Directors’ Report	4
Statement of Directors’ Responsibilities	42
Independent Auditors’ Report	43
Consolidated Profit and Loss Account	45
Consolidated Balance Sheet	46
Consolidated Statement of Cash Flows	47
Consolidated Reconciliation of Movement in Shareholders’ Equity	48
Notes to Consolidated Financial Statements	49
Glossary of Abbreviations and Terms	102
Forward-Looking Statements	103
Company Balance Sheet	105
Notes to the Company Balance Sheet	106

FY 2011 Irish Statutory Accounts	3

Directors’ Report
For the year ended 31 March 2011
The directors present their report and audited consolidated financial statements for the fiscal year ended 31 March 2011 on the consolidated entity consisting of James Hardie Industries SE (formerly James Hardie Industries N.V.) and its direct and indirect wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company”, “we”, “us” or “our” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
The directors have elected to prepare the consolidated financial statements in accordance with section 1 of the Companies (Miscellaneous Provisions) Act 2009, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made thereunder.
Reorganisation
In August 2009, the Company’s shareholders approved Stage 1 of a two-stage re-domicile proposal (together, the “Re-domicile”) to change our registered corporate domicile from The Netherlands to the Republic of Ireland (which we refer to as “Ireland”). Following this vote, in February 2010, the Company completed its transformation from a public limited liability corporation registered in The Netherlands (“Naamloze Vennootschap” (N.V.)) to a Dutch Societas Europaea (“Dutch SE”) registered in The Netherlands, and accordingly, the legal name of the Company was changed to James Hardie Industries SE. On 2 June 2010, our shareholders approved Stage 2 of the Re-domicile. Following this vote, on 17 June 2010, the Company changed its registered corporate domicile to Ireland and became subject to Irish law in addition to the Council of the European Union’s Regulation on the Statute for a European Company (“SE Regulations”), relevant European Union Council Regulations and relevant European Union Directives. In addition, we continue to operate under the regulatory requirements of numerous jurisdictions and organisations, including the Australian Securities Exchange, Australian Securities and Investments Commission (which we refer to as “ASIC”), the New York Stock Exchange, the United States Securities Exchange Commission, the Irish Takeovers Panel and various other rulemaking bodies. We became an Irish tax resident on 29 June 2010.
Principal Activities
The principal activities of the Company during fiscal year 2011 were the manufacture and marketing of fibre cement products in the United States, Australia, New Zealand, the Philippines and Europe.
The Company’s fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The Company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.
Review of the Development and Performance of the Business
Trends and Economic Events
The Company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes.

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These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing stocks, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2011, resulting in weaker residential construction activity, particularly in the United States and New Zealand.
According to the US Census Bureau, single family housing starts, which are a key driver for our performance, decreased 7% to 446,400 units in fiscal year 2011 compared to fiscal year 2010.
According to the Australian Bureau of Statistics, total dwellings approved increased 3% in fiscal year 2011 compared to fiscal year 2010, with detached houses down 10%.
Operating Results
The following table shows our selected financial and operating data for continuing operations for fiscal years 2011 and 2010, expressed in millions of US dollars, unless otherwise stated:

	Fiscal Years Ended 31 March
					Favourable
					(Unfavourable)
	2011		2010		Change
Net sales:
USA and Europe Fibre Cement		$814.0		$828.1	(2)%
Asia Pacific Fibre Cement		353.0		296.5	19

Total net sales		1,167.0		1,124.6	4
Cost of goods sold		(775.1)		(708.5)	(9)

Gross profit		391.9		416.1	(6)
Selling, general and administrative expenses		(173.4)		(185.8)	7
Research and development expenses		(28.0)		(27.1)	(3)
Asbestos adjustments		(85.8)		(224.2)	62

Operating income (loss)		104.7		(21.0)	—
Net interest expense		(4.4)		(4.0)	(10)
Other (expense) income		(3.7)		6.3	—

Income (loss) before income taxes		96.6		(18.7)	—
Income tax expense		(443.6)		(66.2)	—

Net loss		$(347.0)		$(84.9)	—%

Volume (mmsf):
USA and Europe Fibre Cement		1,248.0		1,303.7	(4)
Asia Pacific Fibre Cement		407.8		389.6	5

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$	652	US$	635	3
Asia Pacific Fibre Cement	A$	916	A$	894	2
Total Net Sales. Total net sales increased 4% from US$1,124.6 million in fiscal year 2010 to US$1,167.0 million in fiscal year 2011. Net sales in fiscal year 2011 was favourably impacted by an increase in the average net sales price and an appreciation of the Asia Pacific currencies against the US dollar.

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USA and Europe Fibre Cement Net Sales. Net sales decreased 2% from US$828.1 million in fiscal year 2010 to US$814.0 million in fiscal year 2011 due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 4% from 1,303.7 million square feet in fiscal year 2010 to 1,248.0 million square feet in fiscal year 2011, primarily due to weaker demand for our products in the US caused by the prolonged weakness in housing construction activity. The average net sales price increased 3% from US$635 per thousand square feet in fiscal year 2010 to US$652 per thousand square feet in fiscal year 2011 as a result of a price increase and a favourable shift in product mix.
USA and Europe Fibre Cement fiscal year 2011 operating income was 23% below prior year due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses. USA and Europe Fibre Cement operating income was favourably impacted by the European business, which delivered a strong result as both sales volume and average net sales price increased in fiscal year 2011 compared to fiscal year 2010.
U.S. single family housing starts (as reported by the U.S. Census Bureau) for the year ended 31 March 2011 were 446,400 units, down 7.3% from 481,000 units in the year ended 31 March 2010 and down 74% from the financial year ended 31 March 2006 peak of 1.73 million units.
For fiscal year 2011, the average Northern Bleached Softwood Kraft (which is the Company’s benchmark grade of pulp and referred to as “NBSK”) pulp price was US$978 per ton, up 30.4% compared to US$750 per ton for fiscal year 2010. Input costs are expected to remain high with NBSK pulp prices forecast to remain at or above US$1,000 per ton. In April 2011, the average NBSK pulp price rose to US$1,020 per ton from US$990 per ton in March 2011.
Similarly, freight costs in the U.S. were higher for fiscal year 2011 compared to fiscal year 2010 with the majority of the increase impacting the fourth quarter result. Freight costs rose due to higher truck rates attributed to flatbed truck supply constraints (as the broader US economy recovers), higher fuel costs and product mix shifts.
Notwithstanding improved affordability, increasing levels of household formation and falling stocks of new and existing houses for sale, a recovery in the sector continues to be inhibited by a combination of factors such as relatively low levels of consumer confidence, limited access to credit for prospective home buyers, falling housing values and the continued supply of foreclosed properties.
Asia Pacific Fibre Cement Net Sales. Net sales increased 19% from US$296.5 million in fiscal year 2010 to US$353.0 million in fiscal year 2011. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 12% of this increase. The underlying Australian dollar business results accounted for the remaining 7% increase, as both sales volume and average net sales price increased.
Asia Pacific Fibre Cement sales volume was up 5% in fiscal year 2011 compared to fiscal year 2010 as a strong sales effort across the region and particularly in Australia delivered improved results. When combined with the sustained growth in primary demand for fibre cement and market share gains, these factors helped to offset a moderation in market conditions in the second half of fiscal year 2011.
In Australia, increases in mortgage interest rates, along with wet weather along the eastern seaboard and the end of the government social housing construction initiative, had a dampening effect upon the Australian residential housing construction market in the fourth quarter. According to the Australian Bureau of Statistics, total dwellings approved increased 3% compared to fiscal year 2010, with detached houses down 10%.

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In Australia, the Scyon™ branded product range continued to build momentum over the course of fiscal year 2011. In New Zealand, the business faced continued challenges as business and consumer confidence fell during fiscal year 2011 and subsequently the construction of residential houses fell to historically low levels. The business has also had to contend with increased competition from imported products. In the Philippines, sales volume decreased slightly in fiscal year 2011 compared to fiscal year 2010. Improved sales of differentiated products and relatively strong underlying market conditions during fiscal year 2011 were partially offset by a mechanical failure during the second quarter.
Gross profit. Gross profit decreased 6% from US$416.1 million in fiscal year 2010 to US$391.9 million in fiscal year 2011. The gross profit margin decreased 3.4 percentage points from 37.0% in fiscal year 2010 to 33.6% in fiscal year 2011.
USA and Europe Fibre Cement gross profit decreased 16% compared to fiscal year 2010, of which 9% was due to an increase in input costs (primarily pulp and freight), 6% due to lower sales volume and 6% due to unfavourable cost absorption and higher labour cost per unit manufactured driven primarily by lower production volume, partially offset by a 5% benefit from an increase in average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 5.6 percentage points.
Asia Pacific Fibre Cement gross profit increased 30% compared to fiscal year 2010, of which 13% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 17%, of which 9% was due to an increase in average net sales price, 5% due to higher sales volume, 4% due to improved manufacturing performance and 3% due to lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume, partially offset by a 3% detriment due to increased pulp costs and 1% detriment due to a mechanical failure in the Philippines facility that occurred during the second quarter of fiscal year 2011. The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.8 percentage points.
Selling, general and administrative (“SG&A”) expenses. SG&A expenses decreased 7%, from US$185.8 million in fiscal year 2010 to US$173.4 million in fiscal year 2011. The decrease was primarily due to recoveries from third parties of US$10.3 million related to the costs of bringing and defending appeals for certain of the ten former officers and directors involved in the ASIC proceedings, partially offset by higher SG&A expenses in the Asia Pacific Fibre Cement segment. As a percentage of sales, SG&A expenses declined 1.6 percentage points to 14.9%. Further information on general corporate costs is included below.
ASIC Proceedings
For the year ended 31 March 2011, we incurred legal costs related to the ASIC proceedings of US$1.6 million. Our cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2011 have totalled US$14.4 million.
During the second quarter of fiscal year 2011, we entered into agreements with third parties and subsequently received payment for US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. This resulted in a net benefit of US$8.7 million in fiscal year 2011, compared to an expense of US$3.4 million in fiscal year 2010. ASIC recoveries are included as a component of SG&A expense for the year ended 31 March 2011.
See Note 13 to our consolidated financial statements for further information on the ASIC Proceedings.
Research and development expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 8% higher for fiscal year 2011 at US$16.9 million compared to fiscal year 2010.

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Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 3% lower for the fiscal year 2011 at US$11.1 million compared to fiscal year 2010.
Asbestos adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (as amended from time to time, the “AFFA”) that was signed with the New South Wales (which we refer to as “NSW”) Government in November 2006 and approved by the Company’s security holders in February 2007.
The discounted central estimate of the asbestos liability has decreased from A$1.537 billion at 31 March 2010 to A$1.478 billion at 31 March 2011. The reduction in the discounted central estimate of A$59 million is primarily due to a reduction in the projected future number of claims to be reported for a number of disease types.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on our Consolidated Profit and Loss Account, depending on the closing exchange rate between the two currencies at the balance sheet date.
For fiscal year 2011, the Australian dollar appreciated against the US dollar by 13%, compared to a 33% appreciation in fiscal year 2010.
The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011. The asbestos adjustments for the fiscal years ended 31 March 2011 and 2010 are as follows:

	Fiscal Years Ended 31
	March
(Millions of US dollars)	2011	2010
Change in estimates	$21.5	$(3.3)
Effect of foreign exchange movements	(107.3)	(220.9)

Asbestos adjustments	$(85.8)	$(224.2)

Claims Data
The number of new claims filed in fiscal year 2011 of 494 is lower than new claims of 535 reported for fiscal year 2010, and below actuarial expectations for the fiscal year 2011.
The number of settled claims in fiscal year 2011 of 459 is lower than claims settled of 540 for the fiscal year 2010.
The average claim settlement of A$204,000 for fiscal year 2011 is A$13,000 higher than fiscal year 2010 but below the actuarial expectations for fiscal year 2011.
Asbestos claims paid of A$100.6 million for fiscal year 2011 were lower than the actuarial expectation of A$117.0 million. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claim settlement sizes.
All figures provided in this Claims Data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements for further information on asbestos adjustments.
Operating income (loss). Operating income moved from a loss of US$21.0 million in fiscal year 2010 to income of US$104.7 million in fiscal year 2011. Fiscal year 2011 operating income includes net

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unfavourable asbestos adjustments of US$85.8 million, Asbestos Injuries Compensation Fund (which we refer to as “AICF”) SG&A expenses of US$2.2 million and a net benefit related to ASIC proceedings of US$8.7 million. In fiscal year 2010, operating loss included net unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expense of US$2.1 million and ASIC expenses of US$3.4 million.
USA and Europe Fibre Cement operating income fell 23% from US$208.5 million in fiscal year 2010 to US$160.3 million in fiscal year 2011. The decrease was primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses. The USA and Europe Fibre Cement operating income margin was 5.5 percentage points lower at 19.7%.
Asia Pacific Fibre Cement operating income increased 35% from US$58.7 million in fiscal year 2010 to US$79.4 million in fiscal year 2011, of which 13% was attributed to appreciation of the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement operating income increased 22% primarily due to an increase in average net sales price, higher sales volume, lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and a mechanical failure in the Philippines facility that temporarily halted production during the second quarter of fiscal year 2011. The Asia Pacific Fibre Cement operating income margin was 2.7 percentage points higher at 22.5%.
General corporate costs. General corporate costs decreased 37% from US$42.9 million in fiscal year 2010 to US$26.9 million in fiscal year 2011. General corporate costs in fiscal year 2011 have been materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses.
ASIC expenses moved from an expense of US$3.4 million in fiscal year 2010 to a benefit of US$8.7 million in fiscal year 2011.
General corporate costs excluding ASIC expenses and domicile change related costs for fiscal year 2011 increased from US$30.4 million in fiscal year 2010 to US$33.8 million in fiscal year 2011 primarily due to a US$7.6 million non-recurring write-back of a legal provision recognised in fiscal year 2010.
Net interest expense. Net interest expense increased from US$4.0 million in fiscal year 2010 to US$4.4 million in fiscal year 2011. Net interest expense in fiscal year 2011 includes a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to our external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million. Net interest expense for fiscal year 2010 includes a realised loss on interest rate swaps of US$2.5 million and interest and borrowing costs relating to our external credit facilities of US$2.2 million, partially offset by AICF interest income of US$3.3 million.
Other (expense) income. Other expense moved from income of US$6.3 million in fiscal year 2010 to an expense of US$3.7 million in fiscal year 2011. This movement is primarily due to an unrealised loss resulting from a change in the fair value of interest rate swap contracts of US$3.8 million in fiscal year 2011, compared to an unrealised loss of US$0.4 million in fiscal year 2010. In addition, a realised gain of US$6.7 million was recognised in fiscal year 2010, which resulted from the sale of restricted short-term investments held by the AICF that did not recur in fiscal year 2011.
Income tax expense. Income tax expense increased from US$66.2 million in fiscal year 2010 to US$443.6 million in fiscal year 2011, as further explained below. Our effective tax rate on earnings excluding asbestos and tax adjustments was 31.1% in fiscal year 2011, compared to 34.4% in fiscal year 2010. The change in effective tax rate excluding asbestos and tax adjustments compared to fiscal year 2010 is attributable to changes in the geographic mix of earnings and expenses, and reductions in non-tax deductible expenses.

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We recorded unfavourable tax adjustments of US$380.7 million in fiscal year 2011 compared to favourable tax adjustments of US$2.9 million in fiscal year 2010. The tax adjustments in fiscal year 2011 reflect a US$32.6 million tax charge arising from our corporate structure simplification and a non-cash expense of US$345.2 million following the dismissal of our wholly-owned subsidiary, RCI Pty Ltd’s (which we refer to as “RCI”), appeal of the 1999 disputed amended tax assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
With effect from 1 September 2010, we have expensed payments of general interest charge (which we refer to as “GIC”) to the Australian Taxation Office (which we refer to as “ATO”) until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid. See Note 14 to our consolidated financial statements for further information on the ATO Amended Assessment.
Net loss. Net loss for fiscal year 2011 was US$347.0 million, compared to US$84.9 million for fiscal year 2010. Net income excluding asbestos, ASIC expenses and tax adjustments decreased 12% from US$133.0 million in fiscal year 2010 to US$116.7 million in fiscal year 2011.
Non-GAAP Financial Information Derived from GAAP Measures for Fiscal Years 2011 and 2010
The following tables set forth the reconciliation of our non-GAAP financial measures included in our discussion above to the most directly comparable GAAP financial measure. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.
Operating income excluding asbestos and ASIC expenses — operating income excluding asbestos and ASIC expenses is not measures of financial performance under US GAAP and should not be considered to be more meaningful than operating income (loss). We have included these financial measures to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. We use these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010
USA and Europe Fibre Cement	$160.3	$208.5
Asia Pacific Fibre Cement	79.4	58.7
Research and Development	(20.1)	(19.0)
General Corporate:
General corporate costs	(26.9)	(42.9)
Asbestos adjustments	(85.8)	(224.2)
AICF SG&A expenses	(2.2)	(2.1)

Total operating income (loss)	$104.7	$(21.0)

Excluding:
Asbestos:
Asbestos adjustments	85.8	224.2
AICF SG&A expenses	2.2	2.1
ASIC related (recoveries) expenses	(8.7)	3.4

Operating income excluding asbestos and ASIC expenses	$184.0	$208.7

FY 2011 Irish Statutory Accounts	10

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. We have included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. We use this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010
Income (loss) before income taxes	$96.6	$(18.7)

Excluding:
Asbestos:
Asbestos adjustments	85.8	224.2
AICF SG&A expenses	2.2	2.1
AICF interest income	(4.3)	(3.3)
Gain on AICF investments	—	(6.7)

Income before income taxes excluding asbestos and ASIC expenses	$180.3	$197.6

Income tax expense	(443.6)	(66.2)
Excluding:
Tax expense related to asbestos adjustments	6.9	1.1
Tax adjustments (1)	380.7	(2.9)

Income tax expense excluding tax effect of asbestos adjustments and tax adjustments	$(56.0)	$(68.0)

Effective tax rate	(459.2)%	354.0%
Effective tax rate excluding asbestos and tax adjustments	31.1%	34.4%

(1)	Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

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Net income excluding asbestos, ASIC expenses and tax adjustments — Net income excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net loss. We have included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. We use this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010
Net loss	$(347.0)	$(84.9)

Excluding:
Asbestos adjustments	85.8	224.2
AICF SG&A expenses	2.2	2.1
AICF interest income	(4.3)	(3.3)
Gain impairment on AICF investments	—	(6.7)
Tax expense related to asbestos	6.9	1.1
ASIC related (recoveries) expenses (net of tax)	(7.6)	3.4
Tax adjustments (1)	380.7	(2.9)

Net income excluding asbestos, ASIC expenses and tax adjustments	$116.7	$133.0

(1)	Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.
Liquidity and Capital Resources
Our treasury policy regarding our liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the Chief Financial Officer.
We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year. We anticipate that any additional cash requirements will be met from unutilised committed credit facilities and anticipated future net operating cash flow.
At 31 March 2011 we had net debt of US$40.4 million, a decrease of US$94.4 million from net debt of US$134.8 million at 31 March 2010.

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Excluding restricted cash, we had cash and cash equivalents of US$18.6 million as of 31 March 2011. At that date, we also had credit facilities totaling US$320.0 million, of which US$59.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2011
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
	(Millions of US dollars)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$59.0

The weighted average interest rate on the Company’s total debt was 1.02% and 0.92% at 31 March 2011 and 2010, respectively, and the weighted average term of all debt facilities is 1.9 years at 31 March 2011.
On 16 June 2010, US$161.7 million of our term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. We did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.
We replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totalling US$100.0 million. These facilities became available to us in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.
We draw on and repay amounts available under our term facilities throughout the financial year. During fiscal year 2011, we drew down US$460.0 million and repaid US$555.0 million of our term facilities. The weighted average remaining term of the total credit facilities of US$320.0 million at 31 March 2011 was 1.9 years.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing our objection to the amended assessment (which we refer to as the “Objection Decision”). On 11 July 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, we believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 financial year would be upheld on appeal. As a result,

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until 31 August 2010, we treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our Consolidated Balance Sheet.
As a result of the Federal Court’s decision, we re-assessed our tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, effective 1 September 2010, we removed the deposit with the ATO from our Consolidated Balance Sheet and recognised an expense of US$345.2 million (A$388.0 million) on our Consolidated Profit and Loss Account for the fiscal year ended 31 March 2011, which did not result in a cash outflow for the year ended 31 March 2011. In addition, we recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our Consolidated Balance Sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
With effect from 1 September 2010, we have expensed payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.
ASIC Proceedings
On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell’s judgment and ASIC’s cross appeals against the appellants. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers.
The Company was ordered to pay a portion of the costs incurred by ASIC for each of the first instance proceedings and appeal. The amount of such costs we are required to pay is contingent on a number of factors, which include, without limitation, whether such costs are deemed to be valid and reasonable legal costs relating to each of the first instance and appeal proceedings and whether such costs are properly allocated and directly attributable to each of the first instance proceedings and appeal proceedings.
In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for such costs at 31 March 2011. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See Note 13 to our consolidated financial statements for further information on the ASIC Proceedings.
If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and may have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs, or take other measures to conserve cash in order to meet our future cash flow requirements.
As of 31 March 2011, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the Consolidated Balance Sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company; (iii) must meet or exceed a

FY 2011 Irish Statutory Accounts	14

minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and us under the AFFA.
Cash Flow — Year Ended 31 March 2011 compared to Year ended 31 March 2010
Net operating cash flow declined US$35.9 million from US$183.1 million in fiscal year 2010 to US$147.2 million in fiscal year 2011. Net operating cash flow in fiscal year 2011 included a contribution of US$63.7 million to AICF on 1 July 2010, compared with nil in fiscal year 2010.
Excluding the contribution to AICF, net operating cash flow was US$210.9 million for the full year, up by 15% on US$183.1 million in the prior year. The increase in net operating cash flow was primarily due to reductions in trade receivables during the year ended 31 March 2011, partially offset by a decline in earnings from operations relative to the prior year and a payment of US$18.6 million for taxes on re-domicile from The Netherlands to Ireland.
Historically, we have generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when we do not incur any unusual or discrete large cash outflows, we expect that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, we expect to rely more significantly on available credit facilities and other sources of working capital.
Net cash used in investing activities decreased from US$50.5 million in fiscal year 2010 to US$49.6 million in fiscal year 2011 as capital expenditures decreased slightly from the prior year.
Net cash used in financing activities decreased from US$159.0 million to US$89.7 million primarily due to the repayment of our 364-day facilities of US$93.3 million in fiscal year 2010, partially offset by a reduction in our outstanding term facilities of US$95.0 million during fiscal year 2011 compared to reduction of US$76.7 million during fiscal year 2010.
Capital Requirements and Resources
Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of stocks and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended 31 March 2011, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We currently expect to spend approximately US$80 million to US$105 million in fiscal year 2012 for capital expenditures, including facility upgrades and expansions and equipment to enhance environmental compliance.
We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$18.6 million at 31 March 2011 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
Subject to the terms and conditions of the AFFA, we are required to fund the AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the Company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA),

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actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments) and A$72.8 million (US$63.7 million) were made in fiscal years 2009 and 2011, respectively. Under the terms of the AFFA, we were not required to make a contribution to the AICF in fiscal years 2008 and 2010. We expect to make a contribution to the AICF in fiscal year 2012 of approximately US$51.5 million. Our obligation to make future contributions to the AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.
No dividends were paid to shareholders in fiscal years 2011 and 2010. On 17 May 2011, we announced the adoption of a capital management policy to distribute between 20% to 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which is likely to see us buying back or issuing shares as our capital needs dictate, subject to the Board’s review and declaration. We expect to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of our second quarter results. There is expected to be a further dividend following the May 2012 announcement of our fiscal year 2012 year end results. In accordance with this policy, we also announced that we will be seeking to acquire up to 5% of our issued capital via an on-market share buyback during the next twelve months. The effect of this policy, in addition to our ongoing obligation to make contributions to the AICF, is that we expect to be distributing a significant portion of our operating surplus each year in the form of ordinary dividends and share buy-backs. In circumstances where we determine that share buy-backs are not attractive, special dividends may be considered as an alternative.
To facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently (including for the purpose of making periodic contributions to the AICF), we have commenced an internal reorganisation involving simplification of our corporate structure including some of the arrangements which were previously part of our Netherlands domicile. As part of this restructure, we incurred a tax charge of approximately US$32.6 million in fiscal year 2011, which will be paid in fiscal year 2012. This charge will not impact our contribution to the AICF in fiscal year 2012, although it is likely to reduce the contribution to the AICF in fiscal year 2013 by up to US$11.4 million in accordance with the terms of the AFFA.
We expect to rely primarily on increased market penetration of our products and increased profitability from a more favourable product mix to generate cash to fund our long-term growth. Historically, our products have been well-accepted by the market and our product mix has changed towards higher-priced, differentiated products that generate higher margins than that of less differentiated products.
We have historically reinvested a portion of the cash generated from our operations to fund additional capital expenditures, including research and development activities, which we believe have facilitated greater market penetration and increased profitability. Our ability to meet our long-term liquidity needs, including our long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.
We believe our business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing values. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current stocks of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements.

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Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2011, the average NBSK pulp price was US$978 per ton, an increase of 30% compared to fiscal year 2010. Based on information we receive from RISI, a leading provider of information for the global pulp and paper industry, and other sources, pulp prices are predicted to remain at or above US$1,000 per ton. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
Freight costs in the U.S. increased in fiscal year 2011 and are expected to rise over the short to medium term reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.
The collective impact of the foregoing factors, and other factors, including those identified in “Forward-Looking Statements” may materially adversely affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we may decide that it is necessary to suspend planned dividend payments and/or share buy-backs, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
Our total capital expenditures for fiscal years 2011 and 2010 were US$50.3 million and US$50.5 million, respectively.
Significant capital expenditures in fiscal years 2011 and 2010 included expenditures related to a new finishing capability on an existing product line. Significant capital expenditures in fiscal year 2011 also included the addition of 12 foot XLD Trim capability at our Peru, Illinois plant, the commencement of an upgrade to the US business’ supply chain management IT systems and the commencement of a new ColorPlus line at our Cleburne, Texas plant.
Contractual Obligations
The following table summarises our contractual obligations at 31 March 2011:

	Payments Due
		During Fiscal Year Ending 31 March
								Beyond 5
(Millions of US dollars)	Total	2012		2013 to 2014		2015 to 2016		Years
Asbestos Liability (1)	$1,698.1	$	N/A	$	N/A	$	N/A	$ N/A
Long-Term Debt	59.0		—		59.0		—	—
Estimated interest payments on Long-Term Debt (2)	14.5		4.8		7.3		1.8	0.6
Operating Leases	103.8		18.0		32.1		29.1	24.6
Purchase Obligations (3)	0.6		0.6		—		—	—

Total	$1,876.0		$23.4		$98.4		$30.9	$25.2

(1)	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

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(2)	Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2011 balance and interest rates remaining consistent with the rates at 31 March 2011. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2017 as such amounts are not reasonably estimable.

(3)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
The table above excludes the unpaid portion of the ATO amended assessment of US$190.4 million as we are unable to reasonably estimate the timing of settlement. See Note 14 to our consolidated financial statements.
See Notes 9 and 13 to our consolidated financial statements for further information regarding long-term debt and operating leases, respectively.
Principal Risks and Uncertainties
Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. You should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
ASBESTOS RELATED RISKS
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the “Performing Subsidiary”), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable. These payments may affect our ability to grow the Company.
On 21 November 2006, JHI SE (formerly JHI NV), the AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as “ABN 60”), Amaca Pty Ltd (which we refer to as “Amaca”) and Amaba Pty Ltd (which we refer to as “Amaba”) (collectively, the Former James Hardie Companies) are found liable.
We have recorded an asbestos liability of US$1.7 billion in our consolidated financial statements as of 31 March 2011, based on the AFFA governing our anticipated future payments to the AICF. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as

FY 2011 Irish Statutory Accounts	18

defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments) and A$72.8 million (US$63.7 million) were made in fiscal years 2009 and 2011, respectively. Under the terms of the AFFA, we were not required to make a contribution to the AICF in fiscal years 2008 and 2010. We expect to make a contribution to the AICF in fiscal year 2012 of approximately US$51.5 million. Our obligation to make future contributions to the AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.
As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to the AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.
Potential escalation in proven claims made against, and associated costs of, the AICF could increase our annual funding payments required to be made under the AFFA, which may cause us to have to increase our asbestos liability in the future.
The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the AICF on an undiscounted and uninflated basis. Future annual payments to the AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.
If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by the AICF’s actuary (currently KPMG Actuarial Pty Limited (“KPMG Actuarial”)) or if the AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our Consolidated Profit and Loss Account at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.
Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. The AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to the AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of

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property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (“ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Because our revenues are primarily derived from sales in US dollars and the actuarially assessed asbestos liability is recorded in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Payments pursuant to the AFFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA. As a result, any unfavourable fluctuations in the US dollar (the majority of our revenues are derived from sales in US dollars) or other currencies against the Australian Dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2011 and 2010, we recorded an unfavourable impact of US$107.3 million and US$220.9 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar. Any unfavourable fluctuation in US dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The AFFA imposes certain non-monetary obligations.
Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganisations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that

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might otherwise be favourable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The AFFA does not eliminate the risk of adverse action being taken against us.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the “Australian Commonwealth Government”), governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.
Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.
There is no certainty that the NSW Government loan facility to the AICF will remain in place for the entire term of the facility.
Drawings under the NSW Government loan facility to the AICF (as described in Note 11 to our consolidated financial statements) are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the loan facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, the AICF and Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the loan facility will remain in place for its intended term.
If the loan facility does not remain in place for its intended term, the AICF may experience a short-term funding shortfall. A short-term funding shortfall for the AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.
We may have insufficient Australian taxable income to utilise tax deductions.
We may not have sufficient Australian taxable income in future years to utilise the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilise such tax losses in future years of income. Any inability to utilise such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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Certain AFFA tax conditions may not be satisfied.
Despite the ATO rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the AFFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.
IRISH DOMICILE RELATED RISKS
In connection with transforming the Company to an Irish SE, we and certain of our subsidiaries entered into an employee involvement agreement setting out the terms of future employee involvement in JHI SE. There is a risk that our entry into the employee involvement agreement may result in a material change to our governance or adversely affect our decision making process.
Under the SE Regulation and other relevant legislation, formation of an SE through merger requires companies to enter into negotiations with a special negotiating body (SNB), made up of employee representatives in the European Economic Area (which we refer to as the “EEA”) member states. As a result of the SNB process, we and certain of our subsidiaries have entered into an agreement on the involvement of employees governing the provision of information to and consultation with our European employees. The agreement generally provides that the management of JHI SE and certain of our subsidiaries will provide information to our European employees regarding certain matters both annually and as such matters may arise. The agreement also provides that we will, subject to certain conditions, provide additional information and engage in a dialogue and exchange of views with those European employees who express an interest in these communications in a manner and with a content that allows those employees to express an opinion so that their opinion may be taken into account in our decision-making process. We also have agreed that we will convene a meeting with non-EEA member state employees to discuss information related to certain matters.
While we do not expect that the employee involvement agreement will result in a material change to our governance or the way James Hardie runs its business, we have not operated under this type of agreement before and there can be no assurance that it will not affect our governance or decision making process. In addition, an adverse change in our governance or decision making process as a result of the employee involvement agreement could for a period of time affect our results of operations or the market price of our publicly traded securities.
The actual benefits that we realise as an Irish SE could be materially different from our current expectations.
The Re-domicile was designed to enable us to reorganise the Company in a manner that would, among other things, allow key senior managers with global responsibilities to spend more time with management at our local operations and in our markets and provide more certainty to JHI SE regarding its future tax obligations. In addition, the transformation was partly for the purpose of increasing our future flexibility by becoming subject to Irish law. However, there can be no assurance that the ability of our key senior managers with global responsibilities to spend more time with local operations and in our markets will result in an improvement to our results of operations, that the tax laws applicable to our operations will not adversely change in the future, that Irish law will not become more restrictive or otherwise disadvantageous or that changes to our governance structure and board composition will not adversely

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affect us. A variety of other factors that are partially or entirely beyond our control could cause the actual benefits that we realise as an Irish SE to be materially different from what we currently expect.
Tax benefits are available under the US-Netherlands Income Tax Treaty to US and Dutch taxpayers that qualify for those benefits. In spite of a favourable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the “IRS”) for calendar years 2006 and 2007, our eligibility for continuing benefits under the US-Netherlands Tax Treaty is still undetermined for 2008 to 2010.
On 28 December 2004, the United States and The Netherlands amended the US-Netherlands Income Tax Treaty (prior to amendment, the “Original US-NL Treaty”; post amendment, the “New US-NL Treaty”). We believe that, based on the transitional rules set forth in the New US-NL Treaty, the Original US-NL Treaty applied to us and to our Dutch and US subsidiaries until 31 January 2006. We believe that, under the limitation on benefits (which we refer to as the “LOB”) provision of the Original US-NL Treaty, no US withholding tax applied to interest or royalties that our US subsidiaries paid to our Dutch finance subsidiary. The LOB provision of the Original US-NL Treaty had various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New US-NL Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.
Companies eligible for benefits under the New US-NL Treaty qualify for a zero percent US withholding tax rate not only on interest and royalties but also, in certain circumstances, on dividends. However, the LOB provision of the New US-NL Treaty has a number of new, more restrictive eligibility requirements for eliminating or reducing US withholding taxes and for other treaty benefits. We changed our organisational and operational structure as of 1 January 2006 to satisfy the requirements of the LOB provision of the New US-NL Treaty and believe we are eligible for the benefits of the New US-NL Treaty commencing 1 February 2006 until 29 June 2010, at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Income Tax Treaty (the “US-Ireland Treaty”).
In spite of a favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the New US-NL Treaty is still undetermined for 2008 and subsequent periods to 29 June 2010 (at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Treaty) because such eligibility is determined on an annual basis. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the New US-NL Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods to 29 June 2010, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax benefits are available under the U.S.-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest, royalties and dividends from our US subsidiaries to our Irish resident subsidiaries.
In October 2009 we transferred our intellectual property and our treasury and finance operations to Irish resident subsidiaries. We believe that interest and royalties paid by our US subsidiaries to these Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Income Tax Treaty (which we refer to as the “U.S.-Ireland Treaty”). For the period between the incorporation of these subsidiaries until the date that we became a tax resident in Ireland, under provisions of the US-Ireland Treaty, our Irish subsidiaries qualified for treaty benefits under the “derivative benefits” clause so long as we were also eligible for treaty benefits under the amended US-NL Income Tax Treaty.

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We believe that, under the LOB provision of the US-Ireland Treaty, no US withholding tax applies to interest or royalties that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.
With effect from 29 June 2010 forward (i.e. the date upon which we became an Irish tax resident), we believe that, under the US-Ireland Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.
Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2010 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.
Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules generally prohibit the acquisition of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (or persons acting in concert) holds relevant interests increases (i) from 30% or below to over 30% or (ii) from a starting point that is above 30% and below 50%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you.
Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.
Under Irish corporate law, an Irish company is able to pay dividends and/or conduct a buy-back of shares up to the amount of its distributable profits which are determined under applicable accounting practices generally accepted in Ireland (which we refer to as “Irish GAAP”). We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time and to conduct share buy-backs as announced in May 2011. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of the securities that you have invested in.
TAXATION RELATED RISKS
Our effective income tax rate could increase and materially adversely affect our business.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level

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and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which give rise to interest expense on external debt and intra-group debt, extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Exposure to additional tax liabilities due to audits could materially adversely affect our business.
Due to our size and the nature of our business, we are subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in Creditors (amounts falling due within one year) or Creditors (amounts falling due after more than one year) on our Consolidated Balance Sheet, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in Creditors (amounts falling due within one year) or Creditors (amounts falling due after more than one year) and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Our wholly-owned subsidiary, RCI may lose its appeal of a Federal Court judgment upholding an assessment by the ATO.
In March 2006, RCI received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (which we refer to as the “Objection Decision”). On 11 July 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009 and on 1 September 2010, the Federal Court dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, we believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, we treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our Consolidated Balance Sheet.
As a result of the Federal Court’s decision, we re-assessed our tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, we removed the deposit with the ATO from our Consolidated Balance Sheet and recognised a non-cash expense of US$345.2 million (A$388.0 million) on our Consolidated Profit and Loss Account for the year ended 31 March 2011. In addition, we recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our Consolidated Balance Sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Federal Court of Australia. Judgment has been reserved.
If RCI is ultimately unsuccessful in appealing the amended assessment, RCI will be required to pay the unpaid portion of the amended assessment. As a result, our financial position, liquidity, results of operations and cash flows would be materially and adversely affected.
The ATO was awarded costs in connection with RCI’s appeal of the Objection Decision. The Company has recorded a reserve for such costs within Other Non-Current Liabilities on the Company’s

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Consolidated Balance Sheet at 31 March 2011. Amounts paid to the ATO could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
OTHER RISKS
Our business is dependent on the residential and commercial construction markets.
Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors outside our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, the stocks of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.
Any further slowdown in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, further deterioration or continued weaknesses in general economic conditions, such as higher interest rates, continued high levels of unemployment, continued restrictive lending practices and increased number of foreclosures could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Substantial and increasing competition in the building products industry could materially adversely affect our business.
Competition in the building products industry is based largely on price, quality, performance and service. Our fibre cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fibre cement products offered by other manufacturers. Some of our competitors may have greater product diversity and greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fibre cement products and the loss of any major customer could materially adversely affect our business.
Our largest four customers in the US represented approximately 56% of our total USA and Europe Fibre Cement gross sales in fiscal year 2011. Our largest customer in Australia accounted for approximately 12% of our total gross sales in Asia Pacific Fibre Cement in fiscal year 2011. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favourable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Regulatory action and continued scrutiny may have an adverse effect on our business.
Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws

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and regulations could result in additional costs, fees or reporting requirements as well as significant regulatory action including fines, penalties and legal defense costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.
Our transformation to an Irish SE in June 2010 could also result in increased negative publicity related to the Company. There continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the US but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of significant negative publicity in connection with the events that were considered by the Special Commission of Inquiry and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.
We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.
Uncertainty exists surrounding the amount of losses and expense arising from the ASIC proceedings.
On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell’s judgment and ASIC’s cross appeals against the appellants and ordered that we pay 90% of the costs incurred by ASIC in connection with our appeal.
The amount of costs we may be required to pay to ASIC in respect of the first instance and appeal proceedings is contingent on a number of factors, which include, without limitation, what costs are properly allocated and attributable to the issues pursued by ASIC against us and what costs could be deemed to be valid and reasonable taking into account the number of legal practitioners involved and their applicable fees rates.
In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for these costs at 31 March 2011. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
ASIC subsequently filed applications for special leave to the High Court appealing the Court of Appeals judgment in favour of the former directors’ appeals. Certain former officers have also filed special leave applications to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former executives, and the other former executive withdrew his application.
As with the first instance proceedings, we will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. It is our policy to expense legal costs as incurred. In fiscal years 2011 and 2010, we had net (recoveries)/expense of US$(8.7) million and US$3.4 million, respectively, related to the ASIC proceedings and appeals. Fiscal year 2011 includes recoveries from third parties of US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. Our net costs in relation to the ASIC proceedings and appeals from February 2007 to 31 March 2011 totaled US$14.4 million.
Because we have significant operations outside of the United States and report our earnings in US dollars, unfavourable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 32% and 28% of our net sales in fiscal years 2011

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and 2010, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of 31 March 2011. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.
The actual or alleged existence of defects in any of our products could subject us to significant product liability claims, including potential putative class action claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty for certain of our fibre cement siding products in the United States. In total, as of 31 March 2011, we have accrued US$26.2 million for such warranties within “Accrued product warranties” on our Consolidated Balance Sheet and have disclosed the movements in our consolidated warranty reserves within Note 10 to our consolidated financial statements. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs, including capital expenditures, in the future in complying with applicable environmental and health and safety laws and regulations.
In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air, soil, and water quality of our plants, and the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.
In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at high and prolonged exposure levels is known or suspected to be associated with silicosis and has been the subject of extensive tort litigation. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are heightened. In addition, there is a risk that

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claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result, potential users of our products may decide not to use our products. Any such claims may have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost of energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business which could have a material adverse effect on our business.
Cellulose fibre (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fibre cement, and the availability and cost of such raw materials are critical to our operations. Our fibre cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2011, the average NBSK pulp price was US$978 per ton, an increase of 30% compared to fiscal year 2010. NBSK pulp prices are forecasted to remain at or above US$1,000 per ton.
Freight costs in the U.S. were also higher in fiscal year 2011 compared to the prior year. Freight costs are expected to rise reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.
Price fluctuations or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Demand for our products is subject to changes in consumer preference.
The continued development of builder and consumer preference for our fibre cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fibre cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.
Our ability to sell our products into certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products into certain markets. In addition, ordinances and codes may

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change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.
Our financial performance could be impacted by a customer’s inability to pay amounts owed.
Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses have been impacted by the current economic environment, disruptions to the capital and credit markets and decreased demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the credit worthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our reliance on third party distribution channels could impact our business.
We offer our products directly and through a variety of third party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject the Company to losses and affect its ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.
Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.
Because we own assets, manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:
•	changing political and economic conditions;

•	changing laws and policies;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.
Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our intellectual property and other proprietary information may become publicly available, we are subject to the risk that competitors could copy our products or processes.
Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalise on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual

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property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.
Severe weather, natural disasters and climate conditions could have an adverse effect on our overall business.
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.
In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments, of a material nature, could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under current circumstances; and we may have to agree to terms that could increase the cost of our debt facilities. If we are unable to renew our credit facilities on terms which are not materially less favourable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs or take other measures to conserve cash in order to meet our future cash flow requirements.
Ineffective internal controls over financial reporting could impact our business and operating results.
Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of internal controls, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

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Our use of accounting estimates involves judgment and could impact our financial results.
Our most critical accounting estimates are described in Note 2 to our consolidated financial statements. In addition, as discussed in Note 10, “Product Warranties” and Note 13, “Contingencies and Commitments” to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. Because by definition these estimates and assumptions involve the use of judgment, actual financial results may differ.
We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.
In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.
We are dependent upon our key management personnel for our future success.
Our success is greatly influenced by our ability to attract and retain qualified executives with experience in our market and industry. Our ability to retain executive officers and key management personnel is important to the implementation of our strategy. We could potentially lose the services of any of our senior management personnel due to a variety of factors that could include, without limitation, death, incapacity, personal issues, retirement, resignation, or competing employers. We may fail to attract and retain qualified key management personnel required to continue to operate our business successfully. The unexpected loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.
LEGAL PROCEEDINGS
We are involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business, including litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, we believe that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings, the matters described in the Product Warranty and Environmental and Legal sections below, the amended assessment from the ATO and income taxes, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows. See also “Principal Risks and Uncertainties.”
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against us, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against us were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. We defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.
The proceedings commenced on 29 September 2008 before Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company.

FY 2011 Irish Statutory Accounts	32

All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by us was heard in May 2010.
On 30 September 2010, we entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries are reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. We note that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.
On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against Justice Gzell’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.
The amount of the costs we may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors, which include, without limitation, whether such costs (including the costs orders in ASIC’s favour against us in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against us, the associated legal work undertaken specifically in respect of those issues (as distinct from the legal costs of a previous claim and related order against us that was withdrawn by ASIC in September 2008 just prior to the commencement of the first instance trial, the legal costs incurred by ASIC in connection with similar or overlapping claims against other parties in the first instance or appeal proceedings and the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing), the number of legal practitioners involved in such legal work and their applicable fee rates.
In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for these costs at 31 March 2011.
ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeals judgment in favour of the former directors’ appeals and a former officer. Certain former officers have also filed special leave applications to the High Court. The Company did not file an application for special leave to the High Court. The High Court granted ASIC’s applications for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former officers, and the other former officer withdrew his application.
As with the first instance proceedings, we will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. It is our policy to expense legal costs as incurred.
For further information, see “Principal Risks and Uncertainties” and Note 13 to our consolidated financial statements.
Tax Contingencies
Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid,

FY 2011 Irish Statutory Accounts	33

which we update over time as more information becomes available. Such amounts are included in Creditors (amounts falling due within one year) or Creditors (amounts falling due after more than one year), as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognise a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
In fiscal years 2011 and 2010, we recorded an income tax expense of nil and US$2.2 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by us.
We or one of our subsidiaries file income tax returns in various jurisdictions, including the United States, The Netherlands, Australia, New Zealand, the Philippines and Ireland. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2008. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2007.
In connection with our re-domicile from The Netherlands to Ireland, we became an Irish tax resident on 29 June 2010. While we were domiciled in The Netherlands, we derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for us on 1 February 2006. The amended treaty provided, among other things, requirements that we must meet for us to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, we made changes to our organisational and operational structure to satisfy the requirements of the amended treaty and believe that we were in compliance and qualified for treaty benefits while we were domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed for calendar year 2008 and subsequent periods in which we were domiciled in The Netherlands.
We believe that it is more likely than not that we were in compliance and should qualify for treaty benefits for calendar year 2008 and subsequent periods in which we were domiciled in The Netherlands. Therefore, we believe that the requirements for recording a liability have not been met and therefore we have not recorded any liability at 31 March 2011.
Amended Australian Taxation Office Assessment
In March 2006, RCI, a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of GIC by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

FY 2011 Irish Statutory Accounts	34

The ATO conceded that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.
On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, we believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, we treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our Consolidated Balance Sheet.
As a result of the Federal Court’s decision, we re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, we removed the deposit with the ATO from our Consolidated Balance Sheet and recognised an expense of US$345.2 million (A$388.0 million) on our Consolidated Profit and Loss Account, which did not result in a cash outflow for the year ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our Consolidated Balance Sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
With effect from 1 September 2010, the Company has expensed payments of GIC to the ATO as incurred. The Company will continue to expense GIC as incurred until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.
The ATO was awarded costs in connection with RCI’s appeal of the Objection Decision to the Federal Court of Australia. The Company has made a provision for such costs within other non-current liabilities on the Company’s Consolidated Balance Sheet at 31 March 2011.
For further information, see “Principal Risks and Uncertainties” and “Management’s Discussion and Analysis — Liquidity and Capital Resources” and Note 14 to our consolidated financial statements.
Product Warranty
On 30 March 2011, one of the Company’s US subsidiaries was named as a defendant in a lawsuit pending in federal district court relating to product allegedly manufactured by the subsidiary. The lawsuit seeks unspecified damages on behalf of an individual homeowner.
The individual plaintiff seeks to bring the lawsuit on behalf of a purported but unidentified class of homeowners. Based on available information and circumstances presently known, the Company believes that the outcome of the proceedings with respect to the individual plaintiff will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. In addition, although the outcome of the individual plaintiff’s request for class action status is uncertain, the Company believes it has meritorious defenses to the lawsuit, and the subsidiary intends to vigorously defend the action.

FY 2011 Irish Statutory Accounts	35

Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
In addition, we are involved from time to time in various legal proceedings and administrative actions concerning our operations and products, including putative class action lawsuits. With respect to asserted claims, the Company believes it has made adequate provision on its Consolidated Balance Sheet as of 31 March 2011 for asserted claims that are reasonably estimable. Although it is reasonably possible that we could experience an unexpected increase in the cost of asserted claims and may be subject to new asserted claims in the future, we are unable to estimate an amount or range of loss in relation to such matters. Management is of the opinion that based on information presently known, the liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income as a separate component of Other reserves. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2011, total credit exposure arising from forward exchange contracts was not material.

FY 2011 Irish Statutory Accounts	36

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on evaluation of each customer’s financial position and, generally, collateral is not required. The Company has historically not incurred significant credit losses. See Note 17 to our consolidated financial statements.
The maximum exposure of credit risk is represented by the carrying amount of each financial asset in the Consolidated Balance Sheet.
See Note 12 of the notes to the consolidated financial statements for additional information regarding the Company’s fair value of its financial instruments.
Interest Rate Risk
The Company has market risks from changes in interest rates, primarily related to its borrowings. At 31 March 2011, all of the Company’s borrowings were variable-rate. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At 31 March 2011, the Company had interest rate swap contracts with a fair value of US$6.1 million, which are included in Accounts Payable. Movements in the fair value of these interest rate swap contracts are recorded in the Consolidated Profit and Loss Account in Other (expense) income.
Foreign Currency Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in U.S. dollars, exposes us to risks associated with fluctuations in the U.S. dollar/Australian dollar exchange rate.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2011, there were no material contracts outstanding.
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. We expect that pulp prices will rise and that energy, fuel and cement prices will also fluctuate in the near future. To minimise the additional working capital requirements caused by rising prices related to these commodities, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.
Research and Development
We pioneered the successful development of cellulose reinforced fibre cement and, since the 1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in research and development activities.

FY 2011 Irish Statutory Accounts	37

For fiscal years 2011 and 2010, our expenses for research and development were US$28.0 million and US$27.1 million, respectively.
We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.
Recommended Dividend
No dividends or distributions were recommended by the Board or paid to shareholders in fiscal year 2011.
On 17 May 2011, we announced the adoption of a capital management policy to distribute between 20% to 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which is likely to see us buying back or issuing shares as our capital needs dictate, subject to the Board’s review and declaration. We expect to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of our second quarter results. There is expected to be a further dividend following the May 2012 announcement of our fiscal year 2012 year end results.
Future Developments
Housing starts in the U.S. continue to be weak as factors such as relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continue to constrain demand in the housing market, affected in particular by the lack of stability in house values that have continued to fall.
Input costs are also expected to remain high with NBSK pulp index prices forecast to remain at or above US$1,000 per ton. Freight costs in the U.S. are expected to rise reflecting supply constraints for trucks, as the broader economy improves, and the higher cost of fuel.
Activity in the US residential housing sector is expected to remain relatively flat in both the construction and the repair and remodel segments for our 2012 financial year.
In the Asia Pacific region, increases in mortgage interest rates in Australia have continued to dampen activity in the sector, although the market is expected to remain relatively robust. In the Philippines, domestic demand continues to provide a strong operating environment. In New Zealand, housing activity is likely to remain subdued as housing construction reaches historic lows in response to weak consumer and business confidence.
Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in “Forward Looking Statements,” may have a material impact on our consolidated financial statements.
Company Books of Accounts
The Company is responsible for ensuring that it keeps proper books of account and appropriate accounting systems. The measures taken by the directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Section 202 of the Companies Act, 1990. The Company also has a Corporate Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. In addition, the Director of the Company’s Internal Audit department makes regular reports to the Audit Committee regarding alleged fraud and other financial-related irregularities, if any. The Audit Committee, in turn, briefs the full Board on significant

FY 2011 Irish Statutory Accounts	38

financial matters arising from reports of the Chief Financial Officer, the Corporate Controller, Director of Internal Audit and the external auditor.
The books of account are kept at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Republic of Ireland.
Important Events Since Year End
On 17 May 2011, James Hardie announced that it had adopted a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which will likely see the Company buy-back or issue shares as the Company’s needs dictate. In accordance with this policy, James Hardie also announced that it will seek to acquire up to 5% of the Company’s issued capital via an on-market share buyback during the next 12 months.
Directors of the Company
The names of the persons who were directors at any time during the fiscal year ended 31 March 2011 or since 31 March 2011 are set out below. Unless indicated otherwise, they served as directors for the entire fiscal year.
Director Name
Non-executive directors:
Brian Anderson
David Dilger
Michael Hammes
David Harrison
Donald McGauchie
James Osborne
Rudy van der Meer
Executive director:
Louis Gries
Between 2001 and 2010, the Company operated under a multi-tier board structure consisting of the Supervisory Board, the Joint Board (consisting of the Supervisory Board and the Chief Executive Officer), and Managing Board (consisting of the Chief Executive Officer, Chief Financial Officer and General Counsel). On 19 February 2010, the Company became a Dutch SE. At that time, the Joint Board ceased to exist and its responsibilities were assumed by the Supervisory Board. On 17 June 2010, the Company became an Irish SE. At that time, the Supervisory Board transitioned to a single-tier Board structure and the Managing Board was dissolved. The responsibilities of the single Board are formalised in the Company’s Articles of Association.

FY 2011 Irish Statutory Accounts	39

Directors’ and Secretary’s Interests
No director, the secretary or any member of their immediate family had any interest in shares or debentures of any subsidiary. The interests of the directors and company secretary in the ordinary share capital of the Company at the beginning and end of fiscal year 2011 were as follows:

	Ordinary Shares
	At 31 March 2010			At 31 March 2011
			Restricted			Restricted
	Shares	Options	Stock Units	Shares	Options	Stock Units

Non-Executive Directors
Michael Hammes (1)	32,847	—	—	32,847	—	—
Donald McGauchie (2)	20,372	—	—	20,372	—	—
Brian Anderson	7,635	—	—	7,635	—	—
David Harrison	12,384	—	—	12,384	—	—
James Osborne	2,551	—	—	2,551	—	—
Rudy van der Meer	17,290	—	—	17,290	—	—
David Dilger (3)	25,000	—	—	25,000	—	—

Executive Director
Louis Gries	259,875	3,328,000	1,564,124	298,543	2,328,000	2,300,322

	At 29 June 2010 (date of appointment)			At 31 March 2011
			Restricted			Restricted
	Shares	Options	Stock Units	Shares	Options	Stock Units

Company Secretary
Marcin Firek	4,165	31,385	4,791	4,939	31,385	3,916

(1)	As of 31 March 2011, 27,847 shares were held in the name of Mr and Mrs Hammes.

(2)	As of 31 March 2011, 6,000 shares were held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee.

(3)	As of 31 March 2011, 25,000 shares were held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.
None of the shares held by any of the directors or company secretary has any special voting rights.
Political Donations
No political contributions that require disclosure under Irish law were made during fiscal year 2011.
Subsidiary Companies
Information regarding subsidiary undertakings is provided in Note 28 to the consolidated financial statements.

FY 2011 Irish Statutory Accounts	40

Branches
As of 31 March 2011, the Company does not operate any branches outside of Ireland.
Auditors
The auditors, Ernst & Young, Chartered Accountants, who were appointed during the period, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.
On behalf of the Directors

/s/ Michael Hammes	/s/ David Dilger

29 June 2011

FY 2011 Irish Statutory Accounts	41

James Hardie Industries SE
Statement of Directors’ Responsibilities
Company law in the Republic of Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of James Hardie Industries SE (“JHISE” or the “Parent Company”) and of James Hardie Industries SE and its wholly-owned subsidiaries and special purpose entity (the “Company” or the “Group”) and of the profit or loss of the Group for that period.
In preparing the financial statements of the Group, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	comply with applicable US generally accepted accounting principles in accordance with section 1(1) of the Companies Miscellaneous Provisions) Act 2009 to the extent that the use of US generally accepted accounting principles does not contravene any provision of the Companies Acts or of any regulations made thereunder, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue business.
The considerations set out above for the Group are also required to be addressed by the Directors in preparing the financials statements of the Parent Company (which are set out on pages 105 to 113), in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.
The Directors have elected to prepare the Parent Company’s financial statements in accordance with generally accepted accounting practice in Ireland (Irish GAAP) comprising the financial reporting standards issued by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland, together with the Companies Acts, 1963 to 2009.
The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Parent Company and which enable them to ensure that the financial statements of the Group are prepared in accordance with applicable US generally accepted accounting principles and comply with the provisions of the Companies Acts, 1963 to 2009. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

FY 2011 Irish Statutory Accounts	42

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
  JAMES HARDIE INDUSTRIES SE
We have audited the group and parent company financial statements (the “financial statements”) of James Hardie Industries SE for the year ended 31 March 2011 which comprise the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Consolidated Statement of Cash Flows, the Consolidated Reconciliation of Movement in Shareholders’ Equity, the Company Balance Sheet and the related notes 1 to 29 in respect of the group financial statements and notes 1 to 13 in respect of the parent company financial statements. These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the company’s members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors are responsible for the preparation of the group financial statements in accordance with applicable Irish law and U.S. Generally Accepted Accounting Principles (US GAAP), as defined in section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulation made thereunder, and for the preparation of the parent company financial statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors’ Responsibilities.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the group financial statements give a true and fair view in accordance with US GAAP to the extent that the use of those principles in the preparation of the financial statements does not contravene any provisions of the Companies Acts or of any regulation made thereunder, and have been properly prepared in accordance with the requirements of the Companies Acts, 1963 to 2009. We report to you our opinion as to whether the parent company financial statements give a true and fair view in accordance with Generally Accepted Accounting Practice in Ireland, and have been properly prepared in accordance with the Companies Acts, 1963 to 2009. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company Balance Sheet is in agreement with the books of account.
We also report to you if, in our opinion, any information specified by law regarding directors’ remuneration and other transactions is not disclosed and, where practicable, include such information in our report.
We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it. Our responsibilities do not extend to any other information.

FY 2011 Irish Statutory Accounts	43

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
  JAMES HARDIE INDUSTRIES SE (Continued)
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the group financial statements give a true and fair view, in accordance with US GAAP to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulation made thereunder, of the state of affairs of the group as at 31 March 2011 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2009; and the parent company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the company as at 31 March 2011 and have been properly prepared in accordance with the Companies Acts, 1963 to 2009.
We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The Company Balance Sheet is in agreement with the books of account.
In our opinion the information given in the Directors’ Report is consistent with the financial statements.
In our opinion, the Company Balance Sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.
/s/ Ernst & Young
Ernst & Young
Chartered Accountants and Registered Auditors
Dublin
29 June 2011

FY 2011 Irish Statutory Accounts	44

James Hardie Industries SE
Consolidated Profit and Loss Account

		Years Ended 31 March
(Millions of US dollars, except per share data)	Notes	2011	2010
Net sales	17	$1,167.0	$1,124.6
Cost of goods sold		(775.1)	(708.5)

Gross profit		391.9	416.1
Selling, general and administrative expenses		(173.4)	(185.8)
Research and development expenses		(28.0)	(27.1)
Asbestos adjustments	11	(85.8)	(224.2)

Operating income (loss)		104.7	(21.0)

Interest expense		(9.0)	(7.7)
Interest income		4.6	3.7
Other (expense) income	18	(3.7)	6.3

Income (loss) before income taxes	17	96.6	(18.7)

Income tax expense	15	(443.6)	(66.2)

Net loss		$(347.0)	$(84.9)

Net loss per share — basic		$(0.80)	$(0.20)
Net loss per share — diluted		$(0.80)	$(0.20)

Weighted average common shares outstanding (Millions):
Basic	2	435.6	433.1
Diluted	2	435.6	433.1
Net sales and operating income (loss) arose solely from continuing operations.
See Glossary of Abbreviations and Terms on page 102.
Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ David Dilger

29 June 2011
The accompanying notes are an integral part of these consolidated financial statements.

FY 2011 Irish Statutory Accounts	45

James Hardie Industries SE
Consolidated Balance Sheet

		31 March
(Millions of US dollars)	Notes	2011	2010
ASSETS
Fixes Assets
Property, plant and equipment, net	7	$707.7	$710.6

Current Assets
Stocks	6	161.5	149.1
Debtors	20	1,005.6	1,236.8
Investments	21	67.2	63.1
Cash and cash equivalents	3	18.6	19.2

TOTAL ASSETS		$1,960.6	$2,178.8

LIABILITIES
Shareholders’ Equity
Called up share capital	23	$222.5	$221.1
Share premium		52.5	39.5
Other reserves	19	55.2	59.2
Profit and loss account		(784.7)	(437.7)

Total shareholders’ deficit		$(454.5)	(117.9)

Provisions for liabilities and charges
Deferred income taxes	15	108.1	113.5
Accrued product warranties	10	26.2	24.9
Asbestos liability	11	1,698.1	1,619.2
Workers’ compensation — Asbestos	11	90.7	98.9

Creditors (amounts falling due within one year):
Debt	9	—	95.0
Creditors	22	205.0	205.6

Creditors (amounts falling due after more than one year):
Debt	9	59.0	59.0
Creditors	22	228.0	80.6

Total Provisions and Creditors		2,415.1	2,296.7

TOTAL LIABILITIES		$1,960.6	$2,178.8

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ David Dilger

29 June 2011
The accompanying notes are an integral part of these consolidated financial statements.

FY 2011 Irish Statutory Accounts	46

James Hardie Industries SE
Consolidated Statement of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2011	2010

Cash Flows From Operating Activities
Net loss	$(347.0)	$(84.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortisation	62.9	61.7
Deferred income taxes	(21.9)	19.2
Pension cost	1.3	0.1
Stock-based compensation	9.1	7.7
Asbestos adjustments	85.8	224.2
Tax benefit from stock options exercised	(0.4)	(0.9)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	63.3	14.9
Restricted short-term investments	9.7	54.4
Payment to the AICF	(63.7)	—
Accounts and other receivables	24.9	(30.1)
Stocks	(8.1)	(12.2)
Prepaid expenses and other assets	6.3	(48.1)
Insurance receivable — Asbestos	22.9	14.4
Accounts payable and accrued liabilities	(7.7)	35.4
Asbestos liability	(97.8)	(91.0)
Deposit with Australian Taxation Office	254.3	(29.3)
Australian Taxation Office — amended assessment	190.4	—
Other accrued liabilities	(37.1)	47.6

Net cash provided by operating activities	$147.2	$183.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(50.3)	$(50.5)
Proceeds from sale of property, plant and equipment	0.7	—

Net cash used in investing activities	$(49.6)	$(50.5)

Cash Flows From Financing Activities
Repayments of short-term borrowings	—	(93.3)
Proceeds from long-term borrowings	460.0	274.0
Repayments of long-term borrowings	(555.0)	(350.7)
Proceeds from issuance of shares	4.9	10.1
Tax benefit from stock options exercised	0.4	0.9

Net cash used in financing activities	$(89.7)	$(159.0)

Effects of exchange rate changes on cash	$(8.5)	$3.2

Net decrease in cash and cash equivalents	(0.6)	(23.2)
Cash and cash equivalents at beginning of period	19.2	42.4

Cash and cash equivalents at end of period	$18.6	$19.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	$9.5	$13.1
Short-term deposits	9.1	6.1

Cash and cash equivalents at end of period	$18.6	$19.2

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$9.1	$7.4
Cash paid during the year for income taxes, net	$38.7	$48.5
The accompanying notes are an integral part of these consolidated financial statements.

FY 2011 Irish Statutory Accounts	47

James Hardie Industries SE
Consolidated Reconciliation of Movement in Shareholders’ Equity

	Called up		Profit and
	share	Share	loss	Other
(Millions of US dollars)	capital	premium	account	Reserves	Total
Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$2.2	$(108.7)

Comprehensive income:
Net loss	—	—	(84.9)	—	(84.9)
Pension and post-retirement benefit adjustments	—	—	—	(0.2)	(0.2)
Unrealised gain on investments	—	—	—	1.2	1.2
Foreign currency translation gain	—	—	—	56.0	56.0

Other comprehensive income	—	—	—	57.0	57.0

Total comprehensive loss					(27.9)
Stock-based compensation	—	7.7	—	—	7.7
Tax benefit from stock options exercised	—	0.9	—	—	0.9
Equity awards exercised	1.9	8.2	—	—	10.1

Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$59.2	$(117.9)

Comprehensive income:
Net loss	—	—	(347.0)	—	(347.0)
Pension and post-retirement benefit adjustments	—	—	—	1.3	1.3
Unrealised gain on investments	—	—	—	1.3	1.3
Foreign currency translation loss	—	—	—	(6.6)	(6.6)

Other comprehensive loss	—	—	—	(4.0)	(4.0)

Total comprehensive loss					(351.0)
Stock-based compensation	0.7	8.4	—	—	9.1
Tax benefit from stock options exercised	—	0.4	—	—	0.4
Equity awards exercised/released	0.7	4.2	—	—	4.9

Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$55.2	$(454.5)

The accompanying notes are an integral part of these consolidated financial statements.

FY 2011 Irish Statutory Accounts	48

James Hardie Industries SE
Notes to Consolidated Financial Statements
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Background
On 21 August 2009, James Hardie Industries N.V. (“JHI NV”) shareholders approved a plan to transform the Company into a Societas Europaea (“SE”) and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch “NV” company to a Dutch “SE” company, and on 17 June 2010, the Company changed its registered corporate domicile from The Netherlands to Ireland and, in so doing, became an Irish “SE” company. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries SE (“JHI SE”).
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
Upon shareholder approval of the Amended and Restated Final Funding Agreement (as amended from time to time, the “AFFA”) on 7 February 2007, the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.
The directors have elected to prepare the consolidated financial statements of the Company in accordance with section 1 of the Companies (Miscellaneous Provisions) Act, 2009, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made thereunder.
These consolidated financial statements were prepared in accordance with Irish Company Law, to present to the shareholders of the Company and file with the Companies Registration Office in Ireland. Accordingly, these consolidated financial statements include presentation and additional disclosures required by the Republic of Ireland’s Companies Acts, 1963 to 2009 (Companies Acts) in addition to those disclosures required under US GAAP.

FY 2011 Irish Statutory Accounts	49

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies
Accounting Principles
All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated. The US dollar is used as the reporting currency.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income, which is a separate component of Other reserves in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.
Stocks
Stocks are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its stocks balances for excess quantities and obsolescence by analysing demand, stocks on hand, sales levels and other information. Based on these evaluations, stocks costs are written down, if necessary.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

FY 2011 Irish Statutory Accounts	50

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.
Environmental Remediation and Compliance Expenditures
Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.
Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Distribution Costs
The Company includes distribution costs within cost of goods sold.
Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

FY 2011 Irish Statutory Accounts	51

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$7.9 million and US$9.1 million during the years ended 31 March 2011 and 2010, respectively.
Research and Development
The Company expenses research and development costs when incurred. Research and development expenses were US$28.0 million and US$27.1 million during the years ended 31 March 2011 and 2010, respectively.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income as a separate component of Other reserves. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated

FY 2011 Irish Statutory Accounts	52

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$11.3 million and US$9.3 million for the years ended 31 March 2011 and 2010, respectively. Included in stock-based compensation expense for the years ended 31 March 2011 and 2010 is an expense of US$2.2 million and US$1.6 million, respectively, related to liability-classified awards.
Earnings Per Share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net loss divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued.
Accordingly, basic and dilutive common shares outstanding used in determining net loss per share are as follows:

	Years Ended 31 March
(Millions of shares)	2011	2010

Basic common shares outstanding	435.6	433.1
Dilutive effect of stock awards	—	—

Diluted common shares outstanding	435.6	433.1

(US dollars)	2011	2010

Net loss per share — basic	$(0.80)	$(0.20)
Net loss per share — diluted	$(0.80)	$(0.20)
Potential common shares of 13.8 million and 13.7 million for the years ended 31 March 2011 and 2010, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the

FY 2011 Irish Statutory Accounts	53

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.
AICF
In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.
Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company’s net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, for purposes of US GAAP, the Company considers it to be the primary beneficiary of the AICF.
The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.
Although the Company has no legal ownership in the AICF, the Company consolidates the AICF, for financial reporting purposes, since the Company appoints three out of the five AICF directors. The Company’s consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a

FY 2011 Irish Statutory Accounts	54

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. Since fiscal year 2007, the Company has classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company has classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its Consolidated Profit and Loss Account.
For the year ended 31 March 2011, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding of the AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the Consolidated Balance Sheet. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the Consolidated Profit and Loss Account. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Consolidated Profit and Loss Account.
See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s Consolidated Balance Sheet under the terms of the AFFA.
Asbestos-Related Assets and Liabilities
The Company has recorded on its Consolidated Balance Sheet certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the Consolidated Profit and Loss Account during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the Consolidated Balance Sheet.

FY 2011 Irish Statutory Accounts	55

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company records insurance receivables that are deemed probable of being realised.
Included in insurance receivable is US$10.8 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the Consolidated Profit and Loss Account during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the Consolidated Profit and Loss Account during the period in which they occur.
The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the Consolidated Profit and Loss Account.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the Consolidated Balance Sheet.

FY 2011 Irish Statutory Accounts	56

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the Consolidated Balance Sheet since they are highly liquid.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of Other reserves. Realised gains and losses on short-term investments are recognised in Other income on the Consolidated Profit and Loss Account.
AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the Consolidated Balance Sheet under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a tax deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s Consolidated Balance Sheet in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos adjustments in the Consolidated Profit and Loss Account.
Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for

FY 2011 Irish Statutory Accounts	57

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
fiscal years beginning after 15 December 2010. The adoption of the effective portions of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will result in a material impact to its reported consolidated financial position, results of operations or cash flows.
In April 2010, the FASB issued ASU No. 2010-13, which provides additional guidance concerning the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments included in this update do not expand the recurring disclosure requirements already in effect. The amendments in this update are effective for fiscal years and interim periods beginning on or after 15 December 2010. The adoption of this ASU did not result in a material impact on the Company’s reported consolidated financial position, results of operations or cash flows.
3. Cash and cash equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Cash at bank and on hand	$9.5	$13.1
Short-term deposits	9.1	6.1

Total cash and cash equivalents	$18.6	$19.2

4. Restricted cash and cash equivalents
Included in restricted cash and cash equivalents is US$5.3 million (see Note 21) related to an insurance policy at 31 March 2011 and 2010, which restricts the cash from use for general corporate purposes.

FY 2011 Irish Statutory Accounts	58

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
5. Accounts and other receivables
Accounts and other receivables consist of the following components:

	31 March	31 March
(Millions of US dollars)	2011	2010

Trade receivables	$118.3	$122.8
Other receivables and advances	22.5	34.5
Allowance for doubtful accounts	(2.7)	(2.3)

Total accounts and other receivables	$138.1	$155.0

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.
The following are changes in the allowance for doubtful accounts:

	31 March	31 March
(Millions of US dollars)	2011	2010

Balance at beginning of period	$2.3	$1.4
Charged to expense	0.4	0.9

Balance at end of period	$2.7	$2.3

6. Stocks
Stocks consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Finished goods	$104.5	$99.8
Work-in-process	5.9	4.8
Raw materials and supplies	57.3	52.0
Provision for obsolete finished goods and raw materials	(6.2)	(7.5)

Total Stocks	$161.5	$149.1

FY 2011 Irish Statutory Accounts	59

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
7. Property, plant and equipment
Property, plant and equipment activity for year ended 31 March 2011 is as follows:

			Machinery	Construction
			and	in
(Millions of US dollars)	Land	Buildings	Equipment	Progress[1]	Total
Cost or valuation:
At 31 March 2010	$18.1	$205.2	$897.9	$47.7	$1,168.9

Additions	0.2	4.4	58.9	—	63.5
Transfers	—	—	—	(13.2)	(13.2)
Disposals	—	—	(0.7)	—	(0.7)
Exchange differences	—	0.8	25.1	—	25.9

At 31 March 2011	$18.3	$210.4	$981.2	$34.5	$1,244.4

Accumulated depreciation:
At 31 March 2010	$—	$(57.0)	$(401.3)	$—	$(458.3)

Charge for the year	—	(9.5)	(53.4)	—	(62.9)
Exchange differences	—	(0.8)	(14.7)	—	(15.5)

At 31 March 2011	$—	$(67.3)	$(469.4)	$—	$(536.7)

Net book amount:
At 31 March 2010	$18.1	$148.2	$496.6	$47.7	$710.6
At 31 March 2011	$18.3	$143.1	$511.8	$34.5	$707.7

[1]	Construction in progress consists of plant expansions and upgrades.
Depreciation expense for the year ended 31 March 2011 was US$62.9 million. Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$2.4 million and US$2.3 million as of 31 March 2011 and 2010.

FY 2011 Irish Statutory Accounts	60

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
8. Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Trade creditors	$57.7	$71.3
Other creditors and accruals	48.7	29.6

Total accounts payable and accrued liabilities	$106.4	$100.9

9. Debt
At 31 March 2011, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$59.0

FY 2011 Irish Statutory Accounts	61

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
At 31 March 2010, the Company’s credit facilities consisted of:

	Effective		Principal
Description	Interest Rate	Total Facility	Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12. The weighted average interest rate on the Company’s total debt was 1.02% and 0.92% at 31 March 2011 and 2010, respectively, and the weighted average term of all debt facilities is 1.9 years at 31 March 2011.
On 16 June 2010, US$161.7 million of the Company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The Company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.
The Company replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totaling US$100.0 million. These facilities became available to the Company in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2011, there was US$59.0 million drawn under the combined facilities and US$261.0 million was unutilised and available.
At 31 March 2011, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining

FY 2011 Irish Statutory Accounts	62

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the Consolidated Balance Sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the AFFA.
10. Accrued product warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$0.9 million and US$1.2 million as of 31 March 2011 and 2010, respectively.

	Years Ended 31 March
(Millions of US dollars)	2011	2010

Balance at beginning of period	$24.9	$24.9
Accruals for product warranties	9.1	8.1
Settlements made in cash or in kind	(7.8)	(8.4)
Foreign currency translation adjustments	—	0.3

Balance at end of period	$26.2	$24.9

FY 2011 Irish Statutory Accounts	63

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
11. Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to the AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.
Asbestos adjustments
The asbestos adjustments included in the Consolidated Profit and Loss Account comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2011	2010

Change in estimates:
Change in actuarial estimate — asbestos liability	$9.8	$(3.8)
Change in actuarial estimate — insurance receivable	(0.5)	1.9
Change in estimate — AICF claims-handling costs	12.2	(1.4)

Subtotal — Change in estimates	21.5	(3.3)
Loss on foreign currency exchange	(107.3)	(220.9)

Total Asbestos Adjustments	$(85.8)	$(224.2)

FY 2011 Irish Statutory Accounts	64

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Asbestos-Related Assets and Liabilities
Under the terms of the AFFA, the Company has included on its Consolidated Balance Sheet certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability”.

	31 March	31 March
(Millions of US dollars)	2011	2010

Asbestos liability — current	$(111.1)	$(106.7)
Asbestos liability — non-current	(1,587.0)	(1,512.5)

Asbestos liability — Total	(1,698.1)	(1,619.2)

Insurance receivable — current	13.7	16.7
Insurance receivable — non-current	188.6	185.1

Insurance receivable — Total	202.3	201.8

Workers’ compensation asset — current	0.3	0.1
Workers’ compensation asset — non-current	90.4	98.8
Workers’ compensation liability — current	(0.3)	(0.1)
Workers’ compensation liability — non-current	(90.4)	(98.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	10.5	16.4
Deferred income taxes — non-current	451.4	420.0

Deferred income taxes — Total	461.9	436.4

Income tax payable	18.6	16.5
Other net liabilities	(1.3)	(1.7)

Net Amended FFA liability	(1,016.6)	(966.2)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	61.9	57.8

Unfunded Net Amended FFA liability	$(954.7)	$(908.4)

On 1 July 2010, the Company contributed US$63.7 million to the AICF in accordance with the terms of the AFFA.
Asbestos Liability
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an

FY 2011 Irish Statutory Accounts	65

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011.
The changes in the asbestos liability for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions

Asbestos liability — 31 March 2010	A$	(1,768.0)	1.0919	$(1,619.2)
Asbestos claims paid[1]		100.6	1.0584	95.0
AICF claims-handling costs incurred[1]		3.0	1.0584	2.8
Change in actuarial estimate[2]		9.5	0.9676	9.8
Change in estimate of AICF claims-handling costs[2]		11.8	0.9676	12.2
Loss on foreign currency exchange				(198.7)

Asbestos liability — 31 March 2011	A$	(1,643.1)	0.9676	$(1,698.1)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions

Insurance receivable — 31 March 2010	A$	220.3	1.0919	$201.8
Insurance recoveries[1]		(24.1)	1.0584	(22.9)
Change in actuarial estimate[2]		(0.5)	0.9676	(0.5)
Gain on foreign currency exchange				23.9

Insurance receivable — 31 March 2011	A$	195.7	0.9676	$202.3

FY 2011 Irish Statutory Accounts	66

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions

Deferred tax assets — 31 March 2010	A$	476.5	1.0919	$436.4
Amounts offset against income tax payable[1]		(22.3)	1.0584	(21.1)
AICF earnings[1]		(7.3)	1.0584	(6.9)
Gain on foreign currency exchange				53.5

Deferred tax assets — 31 March 2011	A$	446.9	0.9676	$461.9

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2011 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.
Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2011 and 2010, this amount was US$21.1 million and US$15.3 million, respectively. During the year ended 31 March 2011, there was a US$2.1 million unfavourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.5 million and US$2.6 million at 31 March 2011 and 2010, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of US$1.3 million and US$0.9 million at 31 March 2011 and 2010, respectively. During the year ended 31 March 2011, there was a US$0.1 million net favourable effect of foreign currency exchange on these other assets and liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF.

FY 2011 Irish Statutory Accounts	67

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
At 31 March 2011, the Company revalued the AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.3 million. This appreciation in the value of the investments was recorded as an unrealised gain in Other reserves.
The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2010	A$	63.1	1.0919	$57.8
Asbestos claims paid[1]		(100.6)	1.0584	(95.0)
Payments received in accordance with AFFA[2]		72.8	1.1430	63.7
AICF operating costs paid — claims-handling[1]		(2.9)	1.0584	(2.8)
AICF operating costs paid — non claims-handling[1]		(2.3)	1.0584	(2.2)
Insurance recoveries[1]		24.1	1.0584	22.9
Interest and investment income[1]		4.5	1.0584	4.3
Unrealised gain on investments[1]		1.4	1.0584	1.3
Other[1]		(0.2)	1.0584	(0.1)
Gain on foreign currency exchange				12.0

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2011	A$	59.9	0.9676	$61.9

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate on the date of payment is used to convert the Australian dollar amount to US dollars.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2011. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.5 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.7 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

FY 2011 Irish Statutory Accounts	68

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2011 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2011, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.7 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$388.1 million (US$401.1 million) after making a general credit risk allowance for insurance carriers for A$58.6 million (US$60.6 million) and an allowance for A$56.3 million (US$58.2 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its Consolidated Balance Sheet.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$1.0 billion) to A$2.3 billion (US$2.4 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.8 billion) to A$4.6 billion (US$4.8 billion) as of 31 March 2011. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

FY 2011 Irish Statutory Accounts	69

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2011		2010		2009		2008		2007

Number of open claims at beginning of period		529		534		523		490		564
Number of new claims		494		535		607		552		463
Number of closed claims		459		540		596		519		537
Number of open claims at end of period		564		529		534		523		490
Average settlement amount per settled claim	A$	204,366	A$	190,627	A$	190,638	A$	147,349	A$	166,164
Average settlement amount per case closed	A$	173,199	A$	171,917	A$	168,248	A$	126,340	A$	128,723

Average settlement amount per settled claim	US$	193,090	US$	162,250	US$	151,300	US$	128,096	US$	127,163
Average settlement amount per case closed	US$	163,642	US$	146,325	US$	133,530	US$	109,832	US$	98,510
Under the terms of the AFFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the AFFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
AICF – NSW Government Secured Loan Facility
On 9 December 2010, the AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby the AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$330.7 million, based on the exchange rate at 31 March 2011).
The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2011, the discounted value of insurance policies was A$177.3 million (US$183.2 million, based on the exchange rate at 31 March 2011).
In accordance with the terms of the Facility, drawings under the Facility may only be used by the AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount

FY 2011 Irish Statutory Accounts	70

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.
Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. The AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if the AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.
NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).
To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.
In summary, to the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.
Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by the AICF and the AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to the AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.
Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure the AICF has sufficient liquidity to meet its future cash flow needs.
The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.
Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay

FY 2011 Irish Statutory Accounts	71

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.
The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable. As of 19 May 2011, all substantive conditions precedent to drawdown of the Facility have been satisfied with only procedural matters remaining. There are no amounts outstanding under the Facility. Further, from the time of signing through 29 June 2011, there have not been any drawings on the Facility by the Obligors.
Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the Company’s net operating cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.
12. Fair value measurements
Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:
Level 1 Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;
Level 2 Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;
Level 3 Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.
Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.
Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.
Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded as other comprehensive income and included as a component of shareholders’ equity. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. The Company recorded an unrealised gain on these restricted short-term investments of US$1.3 million for the year ended 31 March 2011. This unrealised gain is included as a separate component of Other reserves.

FY 2011 Irish Statutory Accounts	72

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.
Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Consolidated Profit and Loss Account in Other Income. At 31 March 2011, the Company had interest rate swap contracts with a total notional principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.
At 31 March 2011, the weighted average fixed interest rate of these contracts is 2.4% and the weighted average remaining life is 2.6 years. These contracts have a fair value of US$6.1 million, which is included in Accounts Payable. For the year ended 31 March 2011, the Company included in Other Income an unrealised loss on interest rate swaps of US$3.8 million. Included in Interest expense is a realised loss on settlements of interest rate swap contracts of US$3.9 million for the year ended 31 March 2011.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2011 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	31 March 2011	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$18.6	$18.6	$—	$—
Restricted cash and cash equivalents	61.4	61.4	—	—
Restricted short-term investments	5.8	5.8	—	—

Total Assets	$85.8	$85.8	$—	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	6.1	—	6.1	—

Total Liabilities	$6.1	$—	$6.1	$—

FY 2011 Irish Statutory Accounts	73

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
13. Commitment and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business, including litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, the matters described in the Environmental and Legal section below, the amended assessment from the Australian Taxation Office (“ATO”) and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.
The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.
On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries are reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.
On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against Justice Gzell’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

FY 2011 Irish Statutory Accounts	74

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
The amount of the costs the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors, which include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the associated legal work undertaken specifically in respect of those issues (as distinct from the legal costs of a previous claim and related order against the Company that was withdrawn by ASIC in September 2008 just prior to the commencement of the first instance trial, the legal costs incurred by ASIC in connection with similar or overlapping claims against other parties in the first instance or appeal proceedings and the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing), the number of legal practitioners involved in such legal work and their applicable fee rates.
In light of the uncertainty surrounding the amount of such costs, the Company has not recorded any provision for these costs at 31 March 2011.
ASIC subsequently filed applications for special leave to appeal to the High Court appealing from the Court of Appeals judgment in favour of the former directors’ appeals and a former officer. Certain former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s applications for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former officers, and the other former officer withdrew his application.
As with the first instance proceedings, the Company will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
In addition, the Company is involved from time to time in various legal proceedings and administrative actions concerning the Company’s operations and products, including putative class action lawsuits. With respect to asserted claims, the Company believes it has made adequate provision on its Consolidated Balance Sheet as of 31 March 2011 for asserted claims that are reasonably estimable. Although it is reasonably possible that the Company could experience an unexpected increase in the cost of asserted claims and may be subject to new asserted claims in the future, the Company is unable to estimate an amount or range of loss in relation to such matters. Management is of the opinion that, based on information presently known, the liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

FY 2011 Irish Statutory Accounts	75

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2011:

Years ending 31 March (Millions of US dollars):

2012	$18.0
2013	16.5
2014	15.6
2015	15.1
2016	14.0
Thereafter	24.6

Total	$103.8

Rental expense amounted to US$15.3 million and US$13.2 million for the years ended 31 March 2011 and 2010, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were US$0.6 million at 31 March 2011.
14. Australian Taxation Office – Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the Australian Taxation Office (“ATO”) with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

FY 2011 Irish Statutory Accounts	76

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
The ATO conceded that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.
On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, the Company treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its Consolidated Balance Sheet.
As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company removed the deposit with the ATO from its Consolidated Balance Sheet and recognised an expense of US$345.2 million (A$388.0 million) on its Consolidated Profit and Loss Account, which did not result in a cash outflow for the year ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its Consolidated Balance Sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
With effect from 1 September 2010, the Company has expensed payments of GIC to the ATO as incurred. The Company will continue to expense GIC as incurred until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.
The ATO was awarded costs in connection with RCI’s appeal of the Objection Decision to the Federal Court of Australia. The Company has made a provision for such costs within other non-current liabilities on the Company’s Consolidated Balance Sheet at 31 March 2011.
15. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

FY 2011 Irish Statutory Accounts	77

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

	Years Ended 31 March
(Millions of US dollars)	2011	2010

Income (loss) from operations before income taxes:
Domestic[1]	$66.5	$12.8
Foreign	30.1	(31.5)

Total income (loss) before income taxes	$96.6	$(18.7)

Income tax (expense) benefit:
Current:
Domestic[1]	$(15.6)	$0.6
Foreign	(447.4)	(137.7)

Current income tax expense	(463.0)	(137.1)
Deferred:
Domestic[1]	(22.2)	(0.9)
Foreign	41.6	71.8

Deferred income tax benefit	19.4	70.9

Total income tax expense	$(443.6)	$(66.2)

[1]	Since JHI SE became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011. For fiscal year 2010, domestic represents The Netherlands.
Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

FY 2011 Irish Statutory Accounts	78

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2011	2010

Income tax (expense) benefit at statutory tax rates	$(18.3)	$8.3
US state income taxes, net of the federal benefit	(1.7)	(3.7)
Asbestos — effect of foreign exchange	(31.7)	(66.4)
Benefit from Dutch financial risk reserve regime	—	3.2
Expenses not deductible	(4.0)	(3.7)
Non-assessable items	—	2.0
Income (losses) not available for carryforward	0.7	(0.6)
Repatriation of foreign earnings	(32.6)	—
Change in reserves	(0.2)	(2.2)
Amortisation of intangibles	(5.9)	—
Taxes on foreign income	(2.0)	(1.6)
State amended returns and audit	—	(2.2)
Tax assessment in dispute	(349.1)	—
Other permanent items	1.2	0.7

Total income tax expense	$(443.6)	$(66.2)

Effective tax rate	-459.2%	354.0%
Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Deferred tax assets:
Asbestos liability	$461.9	$436.6
Other provisions and accruals	35.7	37.4
Net operating loss carryforwards	32.5	9.9
Capital loss carryforwards	34.3	30.4
Prepayments	—	2.8
Other	—	0.2

Total deferred tax assets	564.4	517.3
Valuation allowance	(43.1)	(39.2)

Total deferred tax assets, net of valuation allowance	521.3	478.1

Deferred tax liabilities:
Depreciable and amortisable assets	(114.9)	(115.7)
Accrued interest income	—	(12.0)
Foreign currency movements	—	(0.3)
Unremitted earnings	(32.6)	—
Other	(4.2)	—

Total deferred tax liabilities	(151.7)	(128.0)

Net deferred tax assets	$369.6	$350.1

FY 2011 Irish Statutory Accounts	79

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Deferred tax assets and liabilities is reported in the following Consolidated Balance Sheet captions in the amounts shown:

	31 March
(Millions of US dollars)	2011	2010

Deferred income taxes included in debtors	$510.3	$463.6
Deferred income taxes included in creditors	(32.6)	—
Deferred income taxes included in provisions	(108.1)	(113.5)

Net deferred tax assets	$369.6	$350.1

Deferred income tax liability activity for the year ended 31 March 2011 is as follows:

(Millions of US dollars)
Balance at 31 March 2010	$113.5
Provision	27.5
Currency Translation	(0.3)

Balance at 31 March 2011	$140.7

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by US$3.9 million during fiscal year 2011 due to foreign currency movements.
At 31 March 2011, the Company had Australian and Irish tax loss carry-forwards of approximately US$47.1 million and US$23.6 million, respectively, that will never expire. The Company has a US tax loss carry-forward of US$18.7 million that will expire in 2031.
At 31 March 2011, the Company had US$114.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2011, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.
At 31 March 2011, the Company had European tax loss carry-forwards of approximately US$33.3 million that are available to offset future taxable income, of which US$24.0 million will never expire. Carry-forwards of US$9.4 million will expire in fiscal years 2014 through 2019. At 31 March 2011, the Company had a 100% valuation allowance against the European tax loss carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2011. In the future, based on review of the empirical

FY 2011 Irish Statutory Accounts	80

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.
At 31 March 2011, the undistributed earnings of non-Irish subsidiaries approximated US$930.5 million. Subsequent to 31 March 2011, the Company adopted a plan to reorganise its subsidiary holding company structure. As a result, the Company has recognised deferred taxes of US$32.6 million on undistributed earnings of its US subsidiaries, as it intends to remit US earnings as part of the Company’s plan. At 31 March 2011, the undistributed earnings of US subsidiaries approximated US$651.4 million. Except as noted above, the Company intends to indefinitely reinvest its undistributed earnings of other non-Irish subsidiaries and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
In fiscal years 2011 and 2010, the Company recorded an income tax expense of nil and US$2.2 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia, the Philippines and Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2008. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year

FY 2011 Irish Statutory Accounts	81

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
that such determination is made, and it could be liable for taxes owed for calendar year 2008 and subsequent periods in which the Company was domiciled in The Netherlands.
The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2008 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2011.
Dutch Exit Tax
In connection with implementing Stage 1 of the Company’s proposal to re-domicile its corporate seat from The Netherlands to Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity and (ii) the exit from the Dutch Financial Risk Reserve regime.
The Dutch Tax Authority (the “DTA”) reviewed the Company’s assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA’s review, the Company incurred a capital gain and Dutch tax liability, which has been deferred and included in non-current Other Assets, net of amortisation, on the Company’s Consolidated Balance Sheet as of 31 March 2011 and is being amortised on a straight-line basis over the remaining useful life of the intellectual property.
Unrecognised Tax Benefits
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(Millions of US dollars)	tax benefits	Penalties

Balance at 31 March 2009	$12.3	$(16.0)

Additions for tax positions of the current year	1.2	—
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	—	(6.2)

Balance at 31 March 2010	7.7	(26.9)

Additions for tax positions of the current year	0.1	—
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3

As of 31 March 2011, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$185.5 million and US$196.3 million, respectively.

FY 2011 Irish Statutory Accounts	82

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2011 and 2010, the total amount of interest and penalties recognised in tax expense was an expense of US$195.6 million and a benefit of US$4.7 million, respectively.
Except for the liability associated with the ATO amended assessment as disclosed in Note 14, the liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s Consolidated Balance Sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
16. Stock-Based Compensation
At 31 March 2011, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan and the Long-Term Incentive Plan 2006 as amended in 2008.
Compensation expense arising from equity-based award grants as estimated using pricing models was US$9.1 million and US$7.7 million for the years ended 31 March 2011 and 2010, respectively. As of 31 March 2011, the unrecorded deferred stock-based compensation related to equity awards was US$9.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.
JHI SE 2001 Equity Incentive Plan
Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

FY 2011 Irish Statutory Accounts	83

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Under the 2001 Equity Incentive Plan, the Company granted 348,426 and 278,569 restricted stock units to its employees in the years ended 31 March 2011 and 2010, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2011, there were 854,409 restricted stock units outstanding under this plan.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.
In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.
The Company granted the following restricted stock units under the LTIP:

Restricted
Stock Units
Grant Date	Granted

15 September 2008	1,023,865
17 December 2008	545,757
29 May 2009	1,066,595
15 September 2009	522,000
11 December 2009	181,656
7 June 2010	807,457
15 September 2010	951,194

5,098,524

These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.
At 31 March 2011, there were 1,937,000 options and 4,257,686 restricted stock units outstanding under this plan.

FY 2011 Irish Statutory Accounts	84

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Stock Options
The Company estimates the fair value of each stock option on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest. There were no stock options granted during the years ended 31 March 2011 and 2010.
The following table summarises the Company’s stock options available for grant and the activity in the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price (A$)
Balance at 31 March 2009	23,747,833	18,272,928	7.28

Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215

Balance at 31 March 2010	25,288,048	14,444,438	7.44

Exercised		(530,984)	5.19
Forfeited		(2,558,159)	8.10
Forfeitures available for re-grant	1,468,159

Balance at 31 March 2011	26,756,207	11,355,295	7.40

The total intrinsic value of stock options exercised was A$0.6 million and A$4.7 million for the years ended 31 March 2011 and 2010, respectively.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the Consolidated Statement of Cash Flows were US$0.4 million and US$0.9 million for the years ended 31 March 2011 and 2010, respectively.
The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2011:

FY 2011 Irish Statutory Accounts	85

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price (A$)	Number	Life (in Years)	Price (A$)	Value	Number	Price (A$)	Value (A$)
5.06	100,673	0.7	5.06	104,700	100,673	5.06	104,700
5.99	1,321,250	3.7	5.99	145,337	1,321,250	5.99	145,337
6.30	93,000	3.9	6.30	—	93,000	6.30	—
6.38	2,250,317	6.7	6.38	—	2,250,317	6.38	—
6.45	723,500	1.7	6.45	—	723,500	6.45	—
7.05	1,534,250	2.7	7.05	—	1,534,250	7.05	—
7.83	1,016,000	6.4	7.83	—	794,680	7.83	—
8.40	2,402,205	5.7	8.40	—	2,225,805	8.40	—
8.90	1,899,100	4.7	8.90	—	1,899,100	8.90	—
9.50	15,000	4.9	9.50	—	15,000	9.50	—

Total	11,355,295	4.8	7.40	250,037	10,957,575	7.38	250,037

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$6.10 as of 31 March 2011, which would have been received by the option holders had those option holders exercised their options as of that date.
Restricted Stock
The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarises the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (A$)
Non-vested at 31 March 2009	2,991,061	3.95

Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32

Non-vested at 31 March 2010	4,736,721	4.57

Granted	2,107,077	5.85
Vested	(970,793)	4.94
Forfeited	(760,910)	5.15

Non-vested at 31 March 2011	5,112,095	4.94

FY 2011 Irish Statutory Accounts	86

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Restricted Stock — service vesting
The Company granted restricted stock units with a service vesting condition to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted
17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
7 December 2010	2001 Equity Incentive Plan	348,426

		3,585,625

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
Restricted Stock — performance vesting
The Company issued 807,457 restricted stock units with a performance vesting condition under the LTIP to senior executives of the Company for the year ended 31 March 2011. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of the award recipient. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the vesting period.
When the scorecard is applied at the conclusion of fiscal year 2012, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the scorecard is applied at the conclusion of fiscal year 2012.
Restricted Stock — market condition
Under the terms of the LTIP, the Company granted 951,194 and 703,656 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the years ended 31 March 2011 and 2010, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.

FY 2011 Irish Statutory Accounts	87

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2011 and 2010:

Date of grant	15 Sep 2010	11 Dec 2009	15 Sep 2009
Expected volatility	50.6%	49.9%	42.1%
Risk free interest rate	1.5%	2.1%	2.5%
Expected life in years	3.0	3.0	3.0
JHX stock price at grant date (A$)	5.94	8.20	7.04
Number of restricted stock units	951,194	181,656	522,000
Scorecard LTI — Cash Settled Units
Under the terms of the LTIP, the Company granted awards equivalent to 821,459 and 1,089,265 Scorecard LTI units during the years ended 31 March 2011 and 2010, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
Cash Settled Units
The Company granted 450 and 35,741 cash settled units (service vesting) to employees during the years ended 31 March 2011 and 2010, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
The total compensation cost related to liability classified awards for the years ended 31 March 2011 and 2010 was US$2.2 million and US$1.6 million, respectively.
17. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Company’s management team. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

FY 2011 Irish Statutory Accounts	88

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Years ended 31 March
(Millions of US dollars)	2011	2010
USA & Europe Fibre Cement	$814.0	$828.1
Asia Pacific Fibre Cement	353.0	296.5

Worldwide Total	$1,167.0	$1,124.6

	Income (Loss) Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2011	2010
USA & Europe Fibre Cement[2]	160.3	208.5
Asia Pacific Fibre Cement[2]	79.4	58.7
Research and Development[2]	(20.1)	(19.0)

Segments total	219.6	248.2
General Corporate[3]	(114.9)	(269.2)

Total operating income (loss)	104.7	(21.0)
Net interest expense[4]	(4.4)	(4.0)
Other (expense) income	(3.7)	6.3

Worldwide total	$96.6	$(18.7)

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2011	2010
USA & Europe Fibre Cement	$752.0	$780.8
Asia Pacific Fibre Cement	235.0	216.9
Research and Development	14.4	14.2

Segments total	1,001.4	1,011.9
General Corporate[5,6]	959.2	1,166.9

Worldwide total	$1,960.6	$2,178.8

FY 2011 Irish Statutory Accounts	89

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

	Net Sales to Customers[1]
	Years ended 31 March
(Millions of US dollars)	2011	2010
USA	$789.2	$808.9
Australia	266.4	214.3
New Zealand	52.9	50.6
Other Countries	58.5	50.8

Worldwide total	$1,167.0	$1,124.6

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2011	2010
USA	$752.1	$783.6
Australia	155.5	131.6
New Zealand	45.8	49.8
Other Countries	48.0	46.9

Segments total	1,001.4	1,011.9
General Corporate[5,6]	959.2	1,166.9

Worldwide total	$1,960.6	$2,178.8

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$9.7 million and US$10.4 million in fiscal years 2011 and 2010, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.4 million and US$1.0 million in fiscal years 2011 and 2010, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$16.9 million and US$15.7 million in fiscal years 2011 and 2010, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$3.2 million and US$3.3 million in fiscal years 2011 and 2010, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$28.0 million and US$27.1 million for the years ended 31 March 2011 and 2010, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

FY 2011 Irish Statutory Accounts	90

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

[4]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$4.3 million and US$3.3 million in fiscal years 2011 and 2010, respectively. See Note 11.

[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6]	Asbestos-related assets at 31 March 2011 and 2010 are US$819.7 million and US$797.7 million, respectively, and are included in the General Corporate segment.
Concentrations of Risk
The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.
The Company has two major customers that individually account for over 10% of the Company’s net sales in one or both of the past two fiscal years.
These two customers’ accounts receivable represented 20% and 29% of the Company’s trade accounts receivable at 31 March 2011 and 2010, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2011		2010

		%		%
Customer A	$208.9	17.9%	$224.4	20.0%
Customer B	134.0	11.5%	144.5	12.8%

	$342.9		$368.9

Approximately 32% of the Company’s fiscal year 2011 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

FY 2011 Irish Statutory Accounts	91

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
18. Other (expense) income
Other (expense) income consists of the following components:

	Years Ended 31 March
Millions of US dollars	2011	2010
Unrealised loss on interest rate swap	$(3.8)	$(0.4)
Realised gain from sale of restricted short-term investments held by the AICF	—	6.7
Other	0.1	—

Other (expense) income	$(3.7)	$6.3

19. Other reserves
Other Reserves consists of the following components:

	31 March
(Millions of US dollars)	2011	2010
Pension and post-retirement benefit adjustments	$(0.3)	$(1.6)
Unrealised gain on restricted short-term investments	2.5	1.2
Foreign currency translation adjustments	53.0	59.6

Other reserves	$55.2	$59.2

FY 2011 Irish Statutory Accounts	92

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
20. Debtors

		31 March
(Millions of US dollars)	Notes	2011	2010
Amounts falling due within one year:
Accounts and other receivables, net of allowance for doubtful accounts of $2.7 million and $2.3 million as of 31 March 2011 and 2010, respectively		$138.1	$155.0
Prepaid expenses and other current assets		31.6	25.6
Insurance receivables — Asbestos	11	13.7	16.7
Workers’ compensation — Asbestos	11	0.3	0.1
Deferred income taxes	15	21.1	24.0
Deferred income taxes — Asbestos	11, 15	10.5	16.4

		215.3	237.8

Amounts falling due after more than one year:
Insurance receivable — Asbestos	11	188.6	185.1
Workers’ compensation — Asbestos	11	90.4	98.8
Deferred income taxes	15	27.3	3.2
Deferred incomes taxes — Asbestos	11, 15	451.4	420.0
Deposit with Australian Taxation Office	14	—	247.2
Other assets		32.6	44.7

		790.3	999.0

Total		$1,005.6	$1,236.8

21. Investments
Investments consist of the following components:

		31 March
(Millions of US dollars)	Note	2011	2010
Amounts falling due within one year:
Restricted cash and cash equivalents	4	$0.8	$0.6
Restricted cash and cash equivalents — Asbestos	11	56.1	44.5
Restricted short-term investments — Asbestos[1]	11	5.8	13.3

		62.7	58.4

Amounts falling due after more than one year:
Restricted cash and cash equivalents	4	4.5	4.7

Total		$67.2	$63.1

FY 2011 Irish Statutory Accounts	93

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

[1]	All investments are listed on the Australian Securities Exchange and are marked-to-market. See Note 11 for additional information.
22. Creditors

		31 March
(Millions of US dollars)	Notes	2011	2010
Amounts falling due within one year:
Accounts payable and accrued liabilities	8	$106.4	$100.9
Accrued payroll and employee benefits		40.9	42.1
Income taxes payable	15	3.9	34.9
Deferred tax liability	15	32.6	—
Other liabilities		21.2	27.7

		205.0	205.6

Amounts falling due after more than one year:
Australian Taxation Office — amended assessment		190.4	—
Other liabilities		37.6	80.6

		228.0	80.6

Total		$433.0	$286.2

23. Called up share capital
At 31 March 2011 and 2010, the Company had 2.0 billion shares of common stock at Euro 0.59 par value authorised. The amount of common stock issued at 31 March 2011 and 2010 was 436,386,587 shares and 434,524,879 shares, respectively. The increase in shares issued during fiscal year 2011 was due to shares issued under incentive plans.

FY 2011 Irish Statutory Accounts	94

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
24. Employees
The average number of persons employed by the Company, excluding non-executive directors, during each fiscal year was as follows:

	Years Ended 31 March
	2011	2010

USA and Europe Fibre Cement	1,629	1,508
Asia Pacific Fibre Cement	768	755
Research and Development	107	106
Corporate	36	41

	2,540	2,410

Employee costs during each fiscal year consist of the following:

	Years Ended 31 March
(Millions of US dollars)	2011	2010

Wages and salaries	$167.7	$163.7
Equity awards (see Note 16)	11.3	9.3
Social security costs	14.3	14.2
Pension and postretirement costs	8.8	7.6

	$202.1	$194.8

25. Directors’ Remuneration
The Managing Board was in existence until 17 June 2010, when it ceased to exist. Members of the Supervisory Board immediately prior to the Re-domicile to Ireland, plus the Company’s Chief Executive Officer (“CEO”), Mr Louis Gries, joined the single-tier Board.
Mr Gries was paid US$102,375 for his services on the JHI SE Board in fiscal year 2011 and these director fees were deducted from the base salary paid to Mr Gries. Mr Gries, Mr Chenu and Mr Cox (the former members of the Managing Board) were not compensated for their service as Managing Board directors.

FY 2011 Irish Statutory Accounts	95

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
Directors’ remuneration is set forth in the table below.

	Years Ended 31 March
(In US dollars)	2011	2010

Managerial Services[1]	$7,533,402	$7,028,659
Director Services[2]	1,363,507	1,172,633

	$8,896,909	$8,201,292

[1]	Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave and tax services), superannuation and 401(K) benefits, amounts expensed for outstanding equity awards and expatriate benefits.

[2]	Includes base, Chairman, Deputy Chairman, Committee Chairman and Due Diligence Committee attendance fees; JHI SE stock; and cost of non-employee directors’ fiscal compliance in The Netherlands and other costs connected with Board-related events.
Amount includes compensation for all non-executive directors in their capacities in addition to Mr Gries’ service in fiscal year 2011 on the JHI SE Board as discussed above.
Employment Agreement with Mr Gries
Mr Gries is the only director with an employment agreement. Details of the terms of Mr Gries’ employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CEO is an ‘at-will’ employee.

Base salary	US$950,000 for fiscal year 2011 and 2012. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2012.

Short-term incentive (“STI”)	Annual STI target is 125% of annual base salary for fiscal year 2011 and 2012. The quantum of STI target is reviewed annually by the Board in May.

The Remuneration Committee recommends the Company’s and CEO’s performance objectives, and the performance against these objectives, to the Board for approval. The CEO’s short-term incentive is calculated under the Executive Incentive Plan and the IP Plan.

Long-term incentive (“LTI”)	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other

FY 2011 Irish Statutory Accounts	96

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

Components	Details
form of equity to be granted will be appropriate for this level of executive in the U.S. For fiscal year 2012, the LTI target will be US$3.1 million.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The Company will match the CEO’s contributions into the plan up to the annual IRS limit.

Resignation	The CEO may cease employment with the Company by providing written notice. If the CEO retires with the approval of the Board then his unvested RSUs and awards will not be forfeited and will be held until the next test date.

Termination by James Hardie	The Company may terminate the Chief Executive Officer’s employment for cause or not for cause. If the Company terminates the Chief Executive Officer’s employment, not for cause, or the Chief Executive Officer terminates his employment “for good reason” the Company will pay the following:

(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and

(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and

(c) continuation of health and medical benefits at the Company’s expense for the duration of the consulting agreement referenced below; and

Post-termination Consulting	The Company will request the CEO, and the CEO will agree, to consult to the Company upon termination for a minimum of two years, as long as the CEO maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be automatically forfeited. This arrangement is a standard arrangement for U.S. executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the Company’s fibre cement business in the United States over the past 20 years.

FY 2011 Irish Statutory Accounts	97

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
26. Auditors’ Remuneration
Fees paid to our independent registered public accounting firm for services provided for fiscal years 2011 and 2010 were as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010
Audit Fees (1)	$2.7	$2.7
Audit-Related Fees (2)	0.3	—

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal years ended 31 March 2011 and 2010.
27. Related Party Transactions
Payments Made to Directors and Director Related Entities of JHI SE during the Year
Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy a small amount of James Hardie products through the Company’s customers and receives a rebate from James Hardie in respect of those purchases.
Rudy van der Meer was until 1 January 2011 a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the Company. In each case those entities were providing these services to the Company prior to Mr van der Meer becoming a Board director.
David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board.
Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships, other than Mr Dilger’s service as a director of a number of James Hardie’s subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.
28. Subsidiary Undertakings
The Company’s subsidiaries are listed by operating segment. Unless noted herein, all subsidiaries are wholly owned by JHI SE, either directly or indirectly as of 31 March 2011.

FY 2011 Irish Statutory Accounts	98

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

Country of
Name	Nature of Business	Registered Address	Incorporation
ACN 001 664 740 Pty Ltd (In Liquidation)	Inactive subsidiary	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

ACN 082 153 759 (in Liquidation)	Inactive subsidiary	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

Ajempa Holdings Inc.(Minority Interest of 40%)	Trading	Unit 1810 Cityland 10 Tower 1, 6815 H.V. de la Costa St. cor. Ayala Avenue Makati City, Philippines	Philippines

CGC Products LLC	Research and development	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA

James Hardie 117 Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Aust Holdings Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Aust Investments No 1 Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Austgroup Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Australia Finance Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Australia Management Pty Ltd	Trading	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Australia Pty Ltd	Trading and Manufacturing	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Bâtiment Sas	Trading	6, Place de la Madeleine, 75008 Paris, France	France

James Hardie Bauprodukte GmbH	Trading	Barckhausstrabe 16, 60325 Frankfurt am Main, Germany	Germany

James Hardie Building Products Canada Inc	Trading	c/o McMillan LLP, Brookfield Place, 181 Bay Street, Suite 4400 Toronto, Ontario, Canada M5J 2T3	Canada

James Hardie Building Products Inc	Trading and Manufacturing	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA

James Hardie Europe BV	Trading	Gustav Mahlerlaan 42, 1082 MC Amsterdam, The Netherlands	Netherlands

James Hardie Holdings Limited	Holding	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland

James Hardie Insurance Ltd	Insurance	Mill Court, La Charroterie, St. Peter Port, Guernsey, Channel Islands	Guernsey

James Hardie International Finance Limited	Treasury	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland

James Hardie International Holdings SE	Holding	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland

James Hardie New Zealand Ltd	Trading and Manufacturing	c/o Chapman Tripp, Level 35, 23-29 Albert Street, Auckland, New Zealand	New Zealand

James Hardie NV	Holding	Gustav Mahlerlaan 42, 1082 MC Amsterdam, The Netherlands	Netherlands

FY 2011 Irish Statutory Accounts	99

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)

Country of
Name	Nature of Business	Registered Address	Incorporation
James Hardie NZ Holdings	Holding	c/o Chapman Tripp, Level 35, 23-29 Albert Street, Auckland, New Zealand	New Zealand

James Hardie Philippines Inc	Trading and Manufacturing	Brgy. San Isidro, Cabuyao, Laguna 4025, Philippines	Philippines

James Hardie Research (Holdings) Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Research Pty Ltd	Research and development	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

James Hardie Siding Center, LLC	Trading	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA

James Hardie Technology Limited	Intellectual Property	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda

James Hardie Technology NTL Limited	Non-trading	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda

James Hardie US Investments Sierra LLC	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA

JH Building Products Ltd.	Trading	7, Albermarle Street, London W!S 4HQ, United Kingdom	United Kingdom

JH Research USA, LLC	Research and development	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA

JH U.S. Holdings, Inc	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA

NV Technology Holdings, A Limited Partnerhship	Intellectual Property	Level 29, 530 Collins Street, Melbourne, VIC 3000, Australia	Australia

RCI Holdings Pty Ltd.	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

RCI Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

Seapip Pty Ltd (In Liquidation)	Inactive subsidiary	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

Smetsysh Pty Ltd (in Liquidation)	Inactive subsidiary	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

Studorp Ltd	Trading	c/o Chapman Tripp, Level 35, 23-29 Albert Street, Auckland, New Zealand	New Zealand

Yelrom International Pty Ltd (in Liquidation)	Inactive subsidiary	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia

FY 2011 Irish Statutory Accounts	100

James Hardie Industries SE
Notes to Consolidated Financial Statements (continued)
29. General information
Registered No.
485719
Registered Office
Europa House
2nd Floor Harcourt Centre
Harcourt Street
Dublin 2, Ireland
Non-Executive Directors
Michael Hammes (Chairman)
Donald McGauchie
Brian Anderson
David Harrison
James Osborne
Rudy van der Meer
David Dilger
Executive Director
Louis Gries
Registered Auditors
Ernst & Young
Harcourt Centre
Harcourt Street
Dublin 2, Ireland
Solicitors
Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2, Ireland
Company Secretary
Marcin Firek

FY 2011 Irish Statutory Accounts	101

James Hardie Industries SE
Glossary of Abbreviations and Terms
Glossary of abbreviations and terms

Non-financial terms
ADS	American Depositary Share

AFFA	Amended and Restated Final Funding Agreement, as amended from time to time

AICF	Asbestos Injuries Compensation Fund

ASIC	Australian Securities and Investments Commission

ATO	Australian Taxation Office

CEO	Chief Executive Officer

CHESS	Clearing House Electronic Subregister System

CUFS	CHESS Units of Foreign Securities

GIC	General Interest Charge

IRS	United States Internal Revenue Service

KPMG Actuarial	KPMG Actuarial Pty Limited

LIBOR	London Interbank Offered Rate

NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp

NSW	New South Wales

RSU	Restricted Stock Unit
Former James Hardie Companies — Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.
Sales volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial measures — Irish Company Law equivalents
Net sales — is equivalent to the Irish Company law measure of turnover.
Income (loss) before income taxes — is equivalent to the Irish Company Law measure of Profit (loss) on ordinary activities before taxation.
Income tax expense — is equivalent to the Irish Company Law measure of taxation.
Net loss — is equivalent to the Irish Company Law measure of loss for the financial year.

FY 2011 Irish Statutory Accounts	102

James Hardie Industries SE
Forward-Looking Statements
Forward-Looking Statements
This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward—looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission (which we refer to as “ASIC”);

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (which we refer to as “AICF”), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such

FY 2011 Irish Statutory Accounts	103

James Hardie Industries SE
Forward-Looking Statements
forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Principal Risks and Uncertainties” in the Directors’ Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

FY 2011 Irish Statutory Accounts	104

James Hardie Industries SE
Company Balance Sheet

		31 March 2011	31 March 2010
	Notes	US$ millions	US$ millions
ASSETS EMPLOYED
FIXED ASSETS
Financial assets	3	3,229.3	3,403.7

		3,229.3	3,403.7

CURRENT ASSETS
Debtors	4	90.9	3.3
Cash at bank and in hand		0.3	0.3

		91.2	3.6

CREDITORS
— amounts falling due within one year	7	(55.1)	(33.4)

NET CURRENT ASSETS/(LIABILITIES)		36.1	(29.8)

CREDITORS
— amounts falling due after more than one year	7	(654.8)	(415.1)

NET ASSETS		2,610.6	2,958.8

FINANCED BY

CAPITAL AND RESERVES
Called-up share capital	6	222.5	221.1
Share premium	6	12.4	8.2
Other reserves	6	31.5	23.1
Profit and loss account	6	2,344.2	2,706.4

		2,610.6	2,958.8

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ David Dilger

29 June 2011

FY 2011 Irish Statutory Accounts	105

James Hardie Industries SE
Notes to Company Balance Sheet
1. Background and Basis of Presentation
The principal activity of James Hardie Industries SE (“JHISE” or the “Company”) is an investment holding company. JHISE is the ultimate parent company of subsidiaries that manufacture, market and sell fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines.
In August 2009, the Company’s shareholders approved Stage 1 of a two-stage re-domicile proposal (together, the “Re-domicile”) to to change our registered corporate domicile from The Netherlands to the Republic of Ireland (which we refer to as “Ireland”). Following this vote, in February 2010, the Company completed its transformation from a public limited liability corporation registered in The Netherlands (“Naamloze Vennootschap” (N.V.)) to a Dutch Societas Europaea (“Dutch SE”) registered in The Netherlands, and accordingly, the legal name of the Company was changed to James Hardie Industries SE. On 2 June 2010, our shareholders approved Stage 2 of the Re-domicile. Following this vote, on 17 June 2010, the Company changed its registered corporate domicile to Ireland and became subject to Irish law in addition to the Council of the European Union’s Regulation on the Statute for a European Company (“SE Regulations”), relevant European Union Council Regulations and relevant European Union Directives. In addition, we continue to operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the United States Securities and Exchange Commission, the Irish Takeovers Panel, and various other rulemaking bodies. We became Irish tax resident on 29 June 2010.
The financial statements have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2009 and Generally Accepted Accounting Practice in the Republic of Ireland (Irish GAAP). Following the Company’s change in registered domicile from The Netherlands to Ireland, the Company has prepared its parent company financial statements as if it had always prepared its financial statements in accordance with Irish GAAP. The accompanying balance sheet of James Hardie Industries SE is presented on a stand-alone basis, including related party transactions.
2. Significant Accounting Policies
Investments
Financial fixed assets are stated at cost less provisions for permanent diminution in value.
The carrying value of financial fixed assets is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

FY 2011 Irish Statutory Accounts	106

Foreign currency translation
The financial statements are expressed in US dollars (“US$”), the functional currency of the Company. Transactions denominated in foreign currencies have been translated to US$ at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to US$ at the rates of exchange ruling at the balance sheet date. The resulting profits and losses are dealt with in the profit and loss account.
Contingencies
The Company has guaranteed certain liabilities of group companies. Financial guarantees are recognised as financial liabilities at the date it becomes probable that the subsidiary company is no longer able to meet its obligations that gave rise to the guarantee issued by the Company.
Share based payments
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award.
The financial effect of equity awards issued by the parent company to employees of subsidiary undertakings is recognised by the parent company in its individual financial statements. In particular, the parent company records an increase in its investment in subsidiaries with a credit to equity equivalent to the FRS 20 cost in the subsidiary undertakings.
Cash flow statement
The Company is availing of the exemption from preparing a cash flow statement under the provision of FRS 1. The cash flows of the Company are included in the group financial statements.
Profit and loss account
In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting the individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The Company’s loss for the year ended 31 March 2011 was US$362.2 million (2010: US$43.4 million).
3. Financial Fixed Assets

	31 March 2011	31 March 2010
	US$ millions	US$ millions
Shares in group companies (a)	3,229.3	418.2
Loans to group companies	—	2,985.5

	3,229.3	3,403.7

(a) Shares in group companies

US$ millions
At 1 April 2009, at cost	411.6
Capital contribution in respect of share-based payment transactions	6.6

At 31 March 2010, at cost	418.2

Additions (i)	2,980.9
Capital contribution in respect of share-based payment transactions	5.6
Impairments (ii)	(175.4)

At 31 March 2011, at cost	3,229.3

In the opinion of the Directors, the recoverable amount of the investments is not less than the carrying value.
(i) Additions
In June 2010, the Company contributed loans receivable in the amount of US$2,914.8 million due from its direct subsidiary, James Hardie International Holdings SE (“JHIHSE”) to JHIHSE in return for the issuance to it of 100 new ordinary shares in the share capital of JHIHSE with a value of US$2,914.8 million.
In March 2011, the Company made an unconditional capital contribution in the amount of US$66.1 million to JHIHSE in the form of promissory notes in the same amount receivable from another group company, James Hardie International Finance Limited.
(ii) Impairments
During 2007, the Company made an investment in its subsidiary, RCI Holdings Pty Ltd (“RCI”), in the amount representing a 50% payment to the Australian Taxation Office (“ATO”) of an amended assessment based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. At that time, RCI determined that it was more likely than not, based on the merits of the case and the advice of legal counsel and tax consultants, that RCI would ultimately prevail on appeal of the amended assessment. Accordingly, the Company deemed that the carrying value of its investment in RCI was ultimately recoverable.
On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal of the ATO’s amended assessment. As a result of the decision of the Federal Court of Australia, the Company recognised an impairment charge for the full carrying value of its investment in RCI of US$175.4 million as it deemed the carrying value of its investment in RCI was no longer recoverable. RCI has appealed the judgment to the Full Court of the Federal Court of Australia. If RCI is ultimately successful in its appeal of the amended assessment, a reversal of the impairment charge may be recognised within earnings in that period.

The Company’s direct subsidiaries at 31 March 2011 are as follows:

	Country of		Holding
Subsidiary Company	Incorporation	Nature of Business	%

James Hardie Research Pty Ltd	Australia	Research & Development	100%
James Hardie International Holdings SE	Ireland	Holding Company	100%
James Hardie Insurance Ltd.	Guernsey	Insurance Company	100%
James Hardie NV	The Netherlands	Holding Company	100%
RCI Holdings Pty Ltd	Australia	Holding Company	100%
Refer to Note 28 to the consolidated financial statements where the Company’s directly and indirectly wholly owned subsidiaries are listed.
4. Debtors
Amounts falling due within one year are comprised of the following:

	31 March 2011	31 March 2010
	US$ millions	US$ millions
Amounts owed by group companies	89.1	3.0
Other debtors	1.8	0.3

	90.9	3.3

All amounts due from group companies are interest free and repayable on demand.
5. Called-up share capital
The Company’s authorised and called-up share capital at 31 March 2011 and 2010 are detailed in the table below:

	As of 31 March
	2011	2010
	Number	Number
Authorised share capital:
Ordinary shares of €0.59 par value	2,000,000,000	2,000,000,000

Allotted and Fully Paid:
Allotted and fully paid at beginning of fiscal year	434,524,879	432,263,720
Issue in respect of share-based payment plans	1,861,708	2,261,159

Allotted and fully paid at end of fiscal year	436,386,587	434,524,879

6. Reconciliation of movement in shareholders’ funds

	Called-up			Profit and
	share	Share	Other	loss
	capital	premium	reserves	account	Total
	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions
Balance 1 April 2009	219.2	—	14.5	2,749.8	2,983.5

Loss for the financial year	—	—	—	(43.4)	(43.4)
Share-based payment transactions	—	—	8.6	—	8.6
Issue of ordinary shares	1.9	8.2	—	—	10.1

Balance 31 March 2010	221.1	8.2	23.1	2,706.4	2,958.8

Loss for the financial year	—	—	—	(362.2)	(362.2)
Share-based payment transactions	0.7	—	8.4	—	9.1
Issue of ordinary shares	0.7	4.2	—	—	4.9

Balance 31 March 2011	222.5	12.4	31.5	2,344.2	2,610.6

7. Creditors
Amounts falling due within one year are comprised of the following:

	31 March 2011	31 March 2010
	US$ millions	US$ millions
Trade and other payables	3.9	5.0
Amounts owed to group undertakings	51.2	6.1
Income tax payable	—	22.3

	55.1	33.4

Amounts falling due after one year are comprised of the following:

	31 March 2011	31 March 2010
	US$ millions	US$ millions
Amounts owed to group undertakings	453.2	404.5
Other creditors	11.2	10.6
Provisions (a)	190.4	—

	654.8	415.1

(a)	As the Company had provided a guarantee in favour of the ATO for the remaining unpaid 50% of RCI’s amended assessment, the Company has made a provision of US$190.4 million for the unpaid portion of the assessment. Refer to Note 9.
8. Share-based payment transactions

Share-based payment expense of US$5.6 million (2010: US$6.6 million) in respect of share-based payment transactions for the year ended 31 March 2011 included in Note 16 to the Consolidated Financial Statements has been included as a capital contribution (see Note 3). Share-based payment expense directly attributable to the Company was US$3.5 million (2010: US$2.0 million).
9. Commitments and Contingencies
The Company has guaranteed certain liabilities and credit arrangements of group entities as set forth below. The Company reviews the status of these guarantees at each reporting date and considers whether it is required to make a provision for payment on those guarantees based on the probability of the commitment being called.
AFFA
The Amended Final Funding Agreement (as amended from time to time, “AFFA”) was approved by shareholders in February 2007 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”). The Company indirectly owns 100% of the Performing Subsidiary that funds the AICF subject to the provisions of the AFFA. Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the group’s net operating cash flow.
Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to the AICF. This guarantee is only enforceable by the AICF or the NSW Government in the event of any breach of the obligations of the Performing Subsidiary, a wind-up event or a reconstruction event. At 31 March 2011 and 2010, there is no indication that any such breach will occur and, accordingly, there is no liability recorded on the Company’s balance sheet at that date. Refer to Note 2 and Note 11 to the Consolidated Financial Statements.
RCI Pty Ltd
In March 2006, RCI Pty Ltd (“RCI”) received an amended assessment from the Australian Taxation Office (“ATO”), based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. During fiscal year 2007, RCI agreed with the ATO that, in accordance with the ATO’s Receivables Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$148.4 million converted at the 31 March 2007 spot rate) while the amended assessment from the ATO was appealed by RCI. RCI also agreed to pay general interest charges (GIC) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The Company provided a guarantee on behalf of RCI in favour of the ATO for the remaining unpaid 50% of the amended assessment pending the outcome of the appeal of the amended assessment.
On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal of the ATO’s amended assessment. RCI has appealed the judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
As a result of the decision of the Federal Court of Australia, the Company recognised an impairment charge for the full carrying value of its investment in RCI Holdings Pty Ltd of US$175.4 million and, as a result of the guarantee provided by the Company, recognised a liability representing the unpaid portion of the ATO’s amended assessment and unpaid general interest charges. At 31 March 2011, this amount was A$184.3 million (US$190.4 million).
External Borrowings
The Company provided a guarantee to each financier of the group finance company, James Hardie International Finance Limited (“JHIFL”), with respect to JHIFL’s external borrowings, such that if JHIFL does not or is unable to repay each financier in accordance with the outstanding credit facility agreements, then JHISE agrees to pay the amount owed by JHIFL to each financier on demand from each financier. In addition, JHISE indemnified each financier against any liability or loss arising, and any cost each financier incurs, if JHIFL does not or is unable to pay the amount owed to each financier.
JHIFL remains compliant with its debt covenants and continues to service its external borrowings in accordance with the facility agreements with its financiers. Based on information currently available to the Company, there is no indication that JHIFL will be unable to meet its obligations under the terms of the facility agreements. Accordingly, no provision has been made with respect to JHIFL’s external borrowings.
Gypsum Indemnification
The Company entered into an indemnity agreement in connection with the sale of the former United States gypsum wallboard manufacturing facilities in April 2002, under which the Company agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from the asbestos-related injuries to persons or property arising from our former gypsum business that exceed US$5.0 million in the aggregate, limited to US$250.0 million in the aggregate.
There have been no claims arising from the indemnity agreement that have been asserted by the buyer. Accordingly, no provision has been made with respect to the indemnity agreement at 31 March 2011 and 2010.
10. Related Party Transactions
The Company has not disclosed any related party transactions as it has availed of the exemption available under the provisions of FRS 8 which exempts disclosure of transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by a member of that group.
11. Subsequent Events
In May 2011, the Company received distributions of approximately US$603.5 million from a subsidiary.

12. Auditor Remuneration
Fees paid to the Company’s independent auditor for services provided for fiscal years ended 31 March 2011 and 2010 were as follows:

	Fiscal Years Ended 31 March
(millions of US dollars)	2011	2010
Audit Fees	0.3	0.3
Audit-Related Fees	0.3	—
Audit remuneration to the independent auditor represents the audit remuneration in respect of the Irish statutory audit of the Irish Statutory Accounts. The auditors’ remuneration to the Independent registered public accounting firm disclosed in Note 26 to the consolidated financial statements represents the audit fee disclosures required for registrants of the United States Securities and Exchange Commission.
Audit Fees include the aggregate fees for professional services rendered by our independent auditor. Professional services include the audit of the annual financial statements and services that are normally provided in connection with statutory filings.
Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent auditor.
13. Approval of Financial Statements
The financial statements have been approved by the board of directors of the Company.